新世界基建有限公司
New World Infrastructure Limited
(incorporated in the Cayman Islands with limited liability)

02 APR 16 AM 11:25

4 April, 2002

File No. 82-4218

[redacted]

02028437

Securities and Exchange Commission
Office of International Corporate Finance
Room 3094-Stop3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs,

Re: New World Infrastructure Limited (the "Company")

Pursuant to Rule 12g3-2(b), we enclose herewith the following documents of the Company for your information :-

1. copies of press announcement published on 7/12/2001, 29/1/2002, 26/02/2002 and 25/3/2002;
2. a copy of 2002 interim report.

Yours faithfully,
For and on behalf of
NEW WORLD INFRASTRUCTURE LIMITED

Fergus Chow
Company Secretary

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

Encl.

4/16

香港中環皇后大道中18號新世界大廈第2期9樓 電話 (852) 2131 3823 傳真 (852) 2130 0668
9/F, New World Tower 2, 18 Queen's Road Central, Hong Kong Tel (852) 2131 3823 Fax (852) 2130 0668

File No. 82-4218

02 APR 16 AM 11:25

SOUTH CHINA MORNING POST FRIDAY, DECEMBER 7, 2001

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

New World Infrastructure Limited
新世界基建有限公司
(incorporated in the Cayman Islands with limited liability)

ADOPTION OF SHARE OPTION SCHEME

Reference is made to the circular of the Company dated 31 October 2001 in respect of the proposal for the adoption of the 2001 Share Option Scheme (the "Circular"). Terms used in this announcement shall have the same meaning as defined in the Circular unless provided otherwise.

The board of directors of the Company is pleased to announce that at the Annual General Meeting of the Company held on 6 December 2001, the resolution relating to the adoption of the 2001 Share Option Scheme was approved by the shareholders of the Company.

By Order of the Board
Chow Oi-Wah, Fergus
Company Secretary

Hong Kong, 6 December 2001

File No. 82-4218

SCMP (CLASSIFIED) 29 JANUARY 2002

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

新世界發展有限公司
New World Development Company Limited
(Incorporated in Hong Kong with limited liability)

New World Infrastructure Limited
新世界基建有限公司*
(Incorporated in the Cayman Islands with limited liability)

POTENTIAL TRANSACTION BETWEEN NEW WORLD DEVELOPMENT COMPANY LIMITED AND NEW WORLD INFRASTRUCTURE LIMITED

New World Development Company Limited and New World Infrastructure Limited announce that they are in discussion of a potential internal reorganization relating to the fixed line telecommunications businesses.

Application has been made by NWI for the resumption of trading in shares of NWI and it is expected that trading will resume at 10:00 a.m. on 29 January 2002.

New World Development Company Limited ("NWD") and New World Infrastructure Limited ("NWI") announce that they are in discussion of a potential internal reorganization relating to the fixed line telecommunications businesses. Consideration of the potential internal reorganization may involve the issuance of convertible notes and warrants of NWI. The potential internal reorganization, if proceeds, may constitute a notifiable transaction for NWI under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). NWD and NWI have noted that there have been articles in several newspapers discussing the potential internal reorganization and wish to state that they are not aware of the sources of such reports. Discussion regarding such reorganization is on-going and such reorganization may or may not materialise. Further announcement will be made by NWD and NWI as and when appropriate in accordance with the relevant requirements of the Listing Rules.

Investors are reminded that no definitive agreement has been entered into regarding the reorganization and it is not certain that the reorganization will proceed. Investors should exercise caution when dealing in the securities of the two companies.

At the request of NWI, shares of NWI have been suspended from trading on the Stock Exchange at 10:00 a.m. on 28 January 2002. Application has been made by NWI for the resumption of trading in shares of NWI and it is expected that trading will resume at 10:00 a.m. on 29 January 2002.

By order of the Board
New World Development Company Limited
Leung Chi-Kin Stewart
Company Secretary

By order of the Board
New World Infrastructure Limited
Chow Oi-Wah, Fergus
Company Secretary

Hong Kong, 28 January 2002

* *For identification purpose only*

File No. 82-4218

SCMP (CLASSIFIED) 26 FEBRUARY 2002

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

新世界發展有限公司
New World Development Company Limited
(Incorporated in Hong Kong with limited liability)

New World Infrastructure Limited
新世界基建有限公司
(Incorporated in the Cayman Islands with limited liability)

TERMINATION OF A POTENTIAL TRANSACTION BETWEEN NEW WORLD DEVELOPMENT COMPANY LIMITED AND NEW WORLD INFRASTRUCTURE LIMITED

The directors of NWD and NWI wish to announce that the discussion of the potential internal reorganization relating to the fixed line telecommunications businesses has been discontinued.

Shareholders of NWD and NWI and holders of other securities of NWD and NWI are reminded to exercise caution when dealing in the securities of NWD and NWI.

Reference is made to the joint announcement of New World Development Company Limited ("NWD") and New World Infrastructure Limited ("NWI") dated 28th January, 2002 on the discussion of a potential internal reorganization relating to the fixed line telecommunications businesses.

The directors of NWD and NWI wish to announce that the discussion of the above-mentioned potential internal reorganization has been discontinued and there will be no significant impact on the financial positions and operations of both companies.

Shareholders of NWD and NWI and holders of other securities of NWD and NWI are reminded to exercise caution when dealing in the securities of NWD and NWI.

By order of the Board of
New World Development Company Limited
Leung Chi-Kin, Stewart
Company Secretary

By order of the Board of
New World Infrastructure Limited
Chow Oi-Wah, Fergus
Company Secretary

Hong Kong, 25th February, 2002

New World Infrastructure Limited
新世界基建有限公司

(incorporated in the Cayman Islands with limited liability)

Interim Results Announcement 2001/2002

The Directors of the Company announce that the unaudited interim results of the Company and its subsidiaries (the "Group") for the six months ended 31 December 2001 were as follows:

	Note	Unaudited Six months ended 31.12.2001 HK$'000	Unaudited Six months ended 31.12.2000 HK$'000
Turnover	1	401,189	517,164
Other operating income	2	123,043	60,179
Operating costs	3	(419,335)	(285,697)
Operating profit before financing	1	104,897	291,646
Finance costs		(420,793)	(376,137)
Share of results of associated companies		110,931	238,988
Share of results of jointly controlled entities		352,840	331,666
Profit before taxation		147,875	486,163
Taxation	4	(55,508)	(95,129)
Profit after taxation		92,367	391,034
Minority interests		7,743	(29,433)
Profit for the period retained		100,110	361,601
Earnings per share	6		
Basic		HK$0.08	HK$0.39
Diluted		N/A	HK$0.38

Notes:

1. **Turnover and operating profit before financing**

Turnover represents income from the operation of toll roads and bridges, income from cargo and container handling and storage, interest income and investment income from joint ventures, net of business and withholding taxes, where applicable.

An analysis of the Group's turnover and contribution to operating profit before financing for the period by principal activities and markets is as follows:

	Turnover		Operating profit before financing	
	Six months ended 31.12.2001 HK$'000	Six months ended 31.12.2000 HK$'000	Six months ended 31.12.2001 HK$'000	Six months ended 31.12.2000 HK$'000
Principal activities:				
Cargo handling	75,013	66,004	28,221	(33,530)
Roads	200,273	199,865	106,318	117,225
Bridges	67,186	148,050	32,813	94,398
Energy and Water Treatment	29,415	71,174	28,649	71,373
Telecommunications, Media and Technology	198	216	(54,600)	52,763
Others	-	-	-	1,772
	372,085	485,309	141,401	304,001
Other interest income	29,104	31,855	29,104	31,855
Unallocated corporate expenses	-	-	(65,608)	(44,210)
	401,189	517,164	104,897	291,646
Principal markets:				
Mainland				
Guangdong	176,170	306,399	118,976	245,235
Wuhan	52,166	67,295	15,178	17,543
Guangxi	[illegible]	[illegible]	[illegible]	[illegible]

adjusting for the interest of HK$29,492,000 (six months ended 31.12.2000: HK$29,492,000) on the mandatorily convertible bonds and the weighted average of 855,330,742 shares (six months ended 31.12.2000: 858,145,287 shares) in issue during the period.

Diluted earnings per share for the period is not presented as the Company has no dilutive potential shares at the period end. Diluted earnings per share for the six months ended 31 December 2000 was based on adjusted profit of HK$361,601,000 on the assumption that the weighted average of those dilutive convertible bonds had been converted and had saved finance costs thereon; and the weighted average of 954,994,037 shares issued and issuable.

REVIEW OF OPERATIONS

Over the course of the six-month period ended 31 December 2001, New World Infrastructure Ltd. ("NWI") continued to consolidate under-performing projects and commercialise technology projects. For the interim period, NWI recorded an attributable operating profit ("AOP") of HK$463.1 million, a decrease from HK$637.7 million and a net profit of HK$100.1 million, a decrease from HK$361.6 million when compared to the corresponding six month period in 2000.

A substantial increase in the provision for redemption premium of the 1% convertible bonds due 2003 ("1% CB") set aside in the period, along with a drop in the AOP, were the major factors in the net profit decline. According to a share redemption option in the terms of the 1% CB, the share price of NWI may vary the size of the provision of the redemption premium required. For this reason, the provision for the redemption premium increased by HK$75 million as compared to the prior interim period. The AOP reduction was primarily due to the Roads and Bridges Segment and the Energy Segment. In Roads and Bridges the Guangzhou City Northern Ring Road ("GNRR") experienced a traffic decline and Guangzhou Three New Bridges was withdrawn. The AOP drop in Energy was mainly due to changes in accounting method for Shunde DeSheng Power Plant.

During the period, notable activity was registered in the Cargo Handling Segment. The Group effectively disposed of a 9.75% interest in Asia Container Terminals Limited, the developer of Container Terminal No. 9, for a capital profit of HK$135.5 million. The impairment loss of certain port facilities in Xiamen and the provision for diminution in value of certain investments reduced the total non-recurring gain for the period to HK$26.8 million, compared to HK$51.6 million for the prior interim period.

Cargo Handling Segment

Cargo Handling Segment AOP increased 13% during the interim period to HK$159.9 million, up from HK$141.3 million. This was mainly due to the improved results of the Group's portfolio of Mainland China ports.

The 9.11 incident and its adverse impact on the global economy caused a significant slow-down across the cargo handling business. Despite difficult operating conditions, the Xiamen Xiangyu Container Terminal and Sea-Land Orient (Tianjin) Container Terminals Co. Ltd. saw throughput volume increased by 56% and 19% respectively compared to the prior corresponding period. The AOP of these two PRC port projects increased a total of HK$6.4 million.

In Hong Kong, the throughput volume at Kwai Chung's Container Terminal No. 3 decreased 30%. As a large part of this decrease was in throughput previously sent to other terminals which carried a much lower profit margin, the decrease in AOP was modest. This AOP decrease was partly offset by the reduction in overheads. As a result, AOP dropped by 2% to HK$66.2 million from HK$67.2 million for the first half of FY2001.

ATL Logistic Centre's average occupancy rate dropped 2% to a still satisfactory 91%.

Road Segment

Outlook

The consolidation of operations and the restructuring of the NWI investment portfolio will continue during the coming period. The results of the Basic Infrastructure Segment are expected to stabilize at current levels with a slight improvement in some sectors. The TMT Segment will continue to evolve as companies within the segment strive to commercialise operations and begin to generate a consistent stream of revenues. Both segments should benefit from an improving global economy, which will result in better performance in the Hong Kong and China economies over the near-term.

The Cargo Handling Segment is directly affected by the downturn in the global economy and the reduction of trade flows. Any sign of a turnaround in the US and global economies will be good news for this segment as a whole. In addition, the impact of China's accession to the WTO should improve the situation at the Hong Kong and Mainland ports. These two factors combined should present a more positive outlook in the coming period.

The AOP in the Road Segment should stabilize, if not improve. While toll restructuring and diversion of traffic to new roads will continue to have an impact on GNRR AOP, the situation should stabilize at current levels. The diversion effect of GER, however, is expected to ease after December 2001 when GER starts to charge tolls to non-Guangzhou registered vehicles that were previously allowed to use GER toll-free. Meanwhile, as the NWI road network expands, linkages are formed between various roadways and economic growth stimulates traffic flows, the segment as a whole should benefit from improved AOP.

Though the Bridge Segment is much reduced in size, the majority of the remaining projects are expected to retain or increase traffic flows in the coming period.

The AOP of the Energy and Water Treatment Segment is also expected to stabilize or improve lightly given the current economic environment. The Energy sector has always been reliant on economic growth for expansion of output and if the economy experiences a new round of growth as expected the AOP should be positively impacted. In addition, the water treatment sector is expected to retain its business at current operating levels.

The TMT Segment is expected to be a driver for growth for the Company. All affiliated companies should benefit from this upturn in activity. On top of the ongoing development of existing businesses, NWI plans to explore new opportunities in telecommunications in Mainland China over the coming period.

Basically, as the US and global economy begins to improve the expansion in the TMT sector in Greater China is expected to follow suit. This bodes well for the development of the segment. Overall, the slowdown in the global economy in 2001 did not have a major impact on the internal expansion of China. The Mainland continues to have a strong appetite for new technology in all sectors. As the TMT Segment is built on a solid foundation of commercial applications designed to meet the needs of the current China market it is expected that affiliated businesses will make a major contribution to AOP in the coming fiscal years.

FINANCIAL REVIEW

Liquidity and Financial Resources

As at 31 December 2001, total cash and bank balances of the Group amounted to HK$2.64 billion, compared to HK$4.95 billion at year-end FY2001 as part of the cash was used to repay the debt of NWI. Total Debt (total borrowings less loans from minority shareholders of subsidiaries) decreased from HK$11.53 billion at year-end FY2001 to HK$10.5 billion at 31 December 2001. Some 21% of Total Debt would be repayable within 1 year while 21% and 58% of the Total Debt would be repayable in 2003 and from 2004 to 2007 respectively. The NWI's

Guangdong	176,170	306,399	[illegible]	[illegible]
Wuhan	52,166	67,295	15,178	17,543
Guangxi	46,584	38,575	22,079	20,186
Jiangsu	29,202	28,244	(4,064)	(16,809)
Fujian	44,566	34,876	(68,167)	215
Shanxi	20,089	6,277	9,766	1,748
Sichuan	–	–	78	17
Tianjin	–	–	(2,480)	19
Hong Kong	3,110	4,427	102,963	(16,572)
Overseas	198	216	(52,928)	52,419
	372,085	485,309	141,401	304,001
Other interest income	29,104	31,855	29,104	31,855
Unallocated corporate expenses	–	–	(65,608)	(44,210)
	401,189	517,164	104,897	291,646

Segment revenue and results of the Group by business segments are derived from principal activities of the Group as disclosed in the analysis above.

2. **Other operating income**

	Unaudited Six months ended 31.12.2001 HK$'000	Unaudited Six months ended 31.12.2000 HK$'000
Profit on repurchase of convertible bonds	–	1,772
Gain on disposal of non-trading securities listed outside Hong Kong	–	52,852
Gain on disposal of jointly controlled entities	113,676	–
Surplus arising from deconsolidation of a subsidiary	4,905	–
Dividend from listed non-trading securities	–	500
Others	4,462	5,055
	123,043	60,179

3. **Operating costs include the following:**

	Unaudited Six months ended 31.12.2001 HK$'000	Unaudited Six months ended 31.12.2000 HK$'000
Impairment losses on other investments	52,139	3,927
Impairment losses on fixed assets	77,500	–
Depreciation	110,004	103,828
Loss on disposal of fixed assets	4,938	433
Amortisation of cost of investment in a co-operative joint venture	767	767

4. **Taxation**

	Unaudited Six months ended 31.12.2001 HK$'000	Unaudited Six months ended 31.12.2000 HK$'000
Company and subsidiaries		
PRC income tax	6,461	5,921
Associated companies		
Hong Kong profits tax	21,166	23,095
PRC income tax	–	33,400
	21,166	56,495
Jointly controlled entities		
Hong Kong profits tax	12,077	11,592
Macau income tax	11,370	13,798
PRC income tax	4,434	7,323
	27,881	32,713
	55,508	95,129

Hong Kong profits tax has been provided at the rate of 16% (six months ended 31.12.2000: 16%) on income assessable to Hong Kong profits tax. PRC and Macau income tax have been provided on the estimated assessable profits for the period at their prevailing rates of taxation.

No deferred taxation is provided as there are no material timing differences between profit as computed for taxation purposes and profit as stated in the accounts.

5. **Dividend**

The Board of Directors does not recommend the payment of an interim dividend in respect of the six months ended 31 December 2001 (six months ended 31.12.2000: nil).

6. **Earnings per share**

The calculation of earnings per share is based on the profit attributable to the shareholders of HK$70,618,000 (six months ended 31.12.2000: HK$332,109,000) after

Road Segment

The AOP of the Road Segment for the period was HK$121.7 million, a decrease of 20% as compared to HK$152.6 million for the FY2001 interim period.

Traffic flow for most projects in this segment continued to be stable. Projects in the expressway category registered healthy growth ranging from 8% to 26%, including such projects as Beijing-Zhuhai Expressway (Guangzhou-Zhuhai Section), Shenzhen-Huizhou Expressway, Tangjin Expressway and the Wuhan Airport Expressway. Only five of the total of 34 roads showed a noticeable decrease in traffic flow and all were minor roads, except for GNRR. The average daily traffic flow of GNRR was affected by the diversion effect of Guangyuan East Road ("GER"). GNRR traffic flow decreased 13% to 121,800 vehicles from 139,500 vehicles per day. The AOP contribution of GNRR reduced by HK$24.1 million as a result of the traffic diversion and this key factor impacted the overall results of the segment.

One new road, Roadway No. 1906 (Qingyuan Section) commenced operation during the period.

Bridge Segment

Disposal of Guangzhou Three New Bridges in January 2001 caused the AOP of the Bridge Segment to decrease to HK$14.1 million from HK$60.4 million. Of the remaining four projects in this segment, three – including Wuhan Bridges – witnessed improvement in traffic flow. This increased AOP by 10.4% to HK$12.6 million. Only the traffic flow of the Yonghe Bridge was reduced and this was due to the opening of Tangjin Expressway Section II in January 2001.

Energy and Water Treatment Segment

The AOP of the Energy and Water Treatment Segment decreased 34% to HK$192.1 million from HK$289.5 million for the FY2001 interim period. A significant part of this decrease was due to the disposal in February 2001 of the investment in Beijing Datang Power Generation Co. Ltd., which registered an AOP contribution for the first half of FY2001 of HK$64.6 million.

Operationally, Zhujiang Power Station Phase I and II ("Zhujiang I" and "Zhujiang II") continued to perform well. The AOP of Zhujiang I was stable due to a profit guarantee and this was well supported by the actual result of the project. Zhujiang II witnessed an increase in electricity sales and tariff of 5% and 2.5% respectively and further improved AOP by HK$17.6 million.

The operating results of Shunde DeSheng Power Plant showed steady signs of improvement compared to the preceding six-month period, the first reporting period after the joint venture resumed operating the power plant upon the expiry of a five-year plant lease to Shunde Electric Power Group Co. AOP decreased by HK$48.9 million, reflecting the change to equity accounting for the results of the project from the fixed return basis adopted previously.

Sino-French Holdings (Hong Kong) Ltd. ("Sino-French") remained a reliable source of AOP for this segment. In Sino-French's portfolio, power generation at the Macau Power Plant rose 2.7%, which led to an 8% increase in profit while the Macao Water Supply Co. Ltd. recorded lower profit due to factors which included the depreciation charge of newly commissioned facilities and a depressed Macau property market. Together with the results of 12 other water treatment plants, of which one came into operation during the period, the AOP of Sino-French was unchanged compared to the corresponding prior period.

Telecommunications, Media and Technology Segment

During this period, NWI dedicated substantial new resources to the Telecommunications, Media and Technology ("TMT") Segment with an increase in investment of over HK$1 billion. This investment was made to secure a first mover advantage in energy, technology and media by leveraging the Group's technology investment portfolio. In so doing, the Group can continue to build on the existing foundation of projects and establish new opportunities for generating AOP. The strengthening of the TMT portfolio positions the Group to take advantages of the opening of the market preceding China's recent accession to WTO and to benefit from the rapid growth of the Greater China marketplace. On top of the ongoing development of existing businesses NWI is exploring opportunities in the PRC telecommunication arena.

On the operational front, GWcom Inc., a specialist in data communication networks as well as a provider of content and applications for mobile devices, made progress in its discussions with China Unicom to deploy a nationwide two-way wireless data communication technology. LinkAir Communications Inc., a developer of LAS-CDMA technology, completed a LAS-CDMA field test in Shanghai and received endorsement from MII for its advanced technology. PrediWave Corp., the developer of an end-to-end solution for interactive digital TV that operates on existing one-way cable infrastructure, prepared the groundwork to follow its successful demonstration of One Way Interactive Digital TV technology in Beijing with a field trial on the Fujian Network in May 2002.

of Total Debt would be repayable within 1 year while 21% and 58% of the Total Debt would be repayable in 2003 and from 2004 to 2007 respectively. The NWI's US$350 million syndicated loan has been fully drawn down and was applied towards partial repayment of the US$650 million syndicated loan. Total Debt to Equity of the Group decreased from 95% at year-end FY2001 to 86% as at 31 December 2001.

Debt Profile

The net decrease of Total Debt was due to the redemption of the 5% convertible bonds of US$119.4 million in July 2001 and US$85 million of the US$650 million syndicated loan facility. US dollar debt amounted to US$1.04 billion and accounted for 78% of Total Debt as at 31 December 2001, compared to US$1.26 billion and accounted for 86% at year-end FY2001. Over half of the US dollar currency risk was eliminated with forward purchases of US$650 million against the Hong Kong dollar at an exchange rate below 7.80.

Except for the Rmb loan facilities, which accounted for 14% of Total Debt, all other debt is unsecured. The Rmb loans are secured by the Group's interest in certain joint ventures, a subsidiary in the PRC and a pledge of deposits.

Capital Structure

Total capitalisation of the Group at 31 December 2001 amounted to HK$24.09 billion, compared to HK$25.08 billion at year-end FY2001. The decrease was mainly due to a reduction of Total Debt. The proportion of Equity to Capitalisation remained fairly constant at 51%, compared to 49% at year-end FY2001.

The proportion of fixed-rate debt reduced slightly from 18% of total capitalisation to 17% and the proportion of floating-rate debt decreased from 33% to 31% of total capitalisation as at 31 December 2001. Decrease in proportion of fixed-rate debt and floating-rate debt were attributable to the redemption of the 5% convertible bonds and the repayment of US$85 million of the US$650 million syndicated loan facility during the period. The weighted average interest rate for floating-rate debt was 5.1% for the period, compared to 7.3% for FY2001 which was in line with the interest rate cut since January 2001.

Interest free debt, which was represented by non-interest bearing loans from minority shareholders of certain subsidiaries of the Group mainly located in the PRC, remained at 1.5% of the total capitalisation.

Capitalisation = Equity + Total Debt + Loans from minority shareholders of subsidiaries

Contingent Liabilities

The Group has contingent liabilities relating to guarantee given to banks of approximately HK$990 million (30.06.2001: HK$1,455 million) in respect of the Group's attributable portion of syndicated bank loan facility extended to one (30.06.2001: two) jointly controlled entity of the Group. As at 31 December 2001, the outstanding amount under the syndicated bank loan facility in respect of the guarantee was approximately HK$155 million (30.06.2001: HK$284 million).

OTHER INFORMATION

Employees

The Company has 144 employees at 31 December 2001, compared to 134 at 30 June 2001. Remuneration policies are reviewed yearly. Remuneration, bonuses and share options are awarded to employees based on individual performances and market practices. Education subsidies will be granted to employees who are taking job-related courses. Periodic in-house training programs are also offered.

Appointment of Alternate Director

The Board of Directors announces that Mr. Yeung Kun Wah was appointed the alternate director to Mr. Wilfried Kaffenberger, Non-Executive Director of the Company, with effect from 22 March 2002.

Publication of Further Information

The Stock Exchange of Hong Kong Limited's website will contain all information relating to the interim results announcement of the Company for the six months ended 31 December 2001 as required by paragraphs 46(1) to 46(6) of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Chan Wing-Tak, Douglas
Managing Director

Hong Kong, 22 March 2002

New World Infrastructure Limited



INTERIM REPORT 2002

New World Infrastructure Limited
(Incorporated in the Cayman Islands with limited liability)

Address: 9/F., New World Tower 2,
18 Queen's Road Central, Hong Kong
Tel: (852) 2131 3823
Fax: (852) 2130 0668
Website: http://www.nw-infra.com.hk

The Directors of the Company announce that the unaudited interim results of the Company and its subsidiaries (the "Group") for the six months ended 31 December 2001 were as follows:

CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE SIX MONTHS ENDED 31 DECEMBER 2001

	Note	**Unaudited Six months ended 31.12.2001 *HK$'000***	Unaudited Six months ended 31.12.2000 *HK$'000*
Turnover	*2*	**401,189**	517,164
Other operating income	*3*	**123,043**	60,179
Operating costs	*4*	**(419,335)**	(285,697)
Operating profit before financing	*2*	**104,897**	291,646
Finance costs	*5*	**(420,793)**	(376,137)
Share of results of associated companies		**110,931**	238,988
Share of results of jointly controlled entities		**352,840**	331,666
Profit before taxation		**147,875**	486,163
Taxation	*6*	**(55,508)**	(95,129)
Profit after taxation		**92,367**	391,034
Minority interests		**7,743**	(29,433)
Profit available for appropriation		**100,110**	361,601
Earnings per share	*8*		
Basic		**HK$0.08**	HK$0.39
Diluted		**N/A**	HK$0.38

CONSOLIDATED BALANCE SHEET
AS AT 31 DECEMBER 2001

	Note	**Unaudited 31.12.2001 *HK$'000***	Audited 30.6.2001 *HK$'000*
ASSETS			
Current assets			
Inventories		**1,098,608**	500,247
Debtors, deposits and prepayments	9	**1,124,535**	1,260,818
Amount due from a minority shareholder		**205,389**	185,727
Pledged deposits		**571,310**	–
Bank balances and cash		**2,073,261**	4,946,891
Total current assets		**5,073,103**	6,893,683
Non-current assets			
Deferred expenditure		**65,571**	81,425
Associated companies		**2,357,314**	1,995,600
Jointly controlled entities		**10,710,192**	9,059,195
Loans receivable		**381,114**	381,114
Other investments		**963,340**	1,874,354
Fixed assets		**8,340,531**	8,573,996
Total assets		**27,891,165**	28,859,367

	Note	Unaudited 31.12.2001 HK$'000	Audited 30.6.2001 HK$'000
LIABILITIES AND EQUITY			
Liabilities			
Current liabilities			
Creditors and accruals	10	**1,228,798**	1,281,591
Amounts due to minority shareholders		**120,204**	233,260
Short-term bank loans			
Unsecured		**60,481**	82,680
Secured		**510,283**	–
Current portion of bank and other borrowings	11	**1,581,603**	5,907,768
Taxation		**1,934**	5,704
Total current liabilities		**3,503,303**	7,511,003
Long-term liabilities			
Bank and other borrowings	11	**9,715,041**	6,928,171
Provision for premium on redemption of convertible bonds		**250,025**	161,041
Deferred interest income		**199,778**	168,968
Total liabilities		**13,668,147**	14,769,183
Equity			
Capital and reserves			
Share capital	12	**855,331**	855,325
Reserves	13	**10,203,742**	10,148,773
		11,059,073	11,004,098
Mandatorily convertible bonds		**1,162,185**	1,162,185
		12,221,258	12,166,283
Minority interests		**2,001,760**	1,923,901
Total equity and liabilities		**27,891,165**	28,859,367

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

FOR THE SIX MONTHS ENDED 31 DECEMBER 2001

	Unaudited Six months ended 31.12.2001 *HK$'000*	Unaudited Six months ended 31.12.2000 *HK$'000*
Net cash (outflow)/inflow from operating activities	**(423,554)**	59,603
Net cash inflow from returns on investments and servicing of finance	**83,981**	116,396
Total taxation paid	**(10,232)**	(7,640)
Net cash outflow from investing activities	**(1,421,285)**	(1,374,155)
Net cash (outflow)/inflow from financing	**(1,039,893)**	837,316
Decrease in cash and cash equivalents	**(2,810,983)**	(368,480)
Cash and cash equivalents at 1 July	**4,815,552**	1,863,776
Cash and cash equivalents at 31 December	**2,004,569**	1,495,296
Analysis of cash and cash equivalents		
Bank balances and cash	**2,004,569**	1,495,296

CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES

FOR THE SIX MONTHS ENDED 31 DECEMBER 2001

	Note	**Unaudited Six months ended 31.12.2001 *HK$'000***	Unaudited Six months ended 31.12.2000 *HK$'000*
Net surplus/(deficit) on revaluation of non-trading investments	*13*	**18,485**	(1,538,234)
Interest on mandatorily convertible bonds	*13*	**(29,492)**	(29,492)
Net losses not recognised in the consolidated profit and loss account		**(11,007)**	(1,567,726)
Profit available for appropriation		**100,110**	361,601
Total recognised gains/(losses)		**89,103**	(1,206,125)
Release of reserves upon disposal of jointly controlled entities			
Subsidiaries	*13*	**(33,555)**	–
Release of reserves upon deconsolidation of a subsidiary	*13*	**(690)**	–
		54,858	(1,206,125)

NOTES TO THE CONDENSED INTERIM ACCOUNTS

1 Principal accounting policies

These unaudited condensed interim accounts (the "interim accounts") have been prepared in accordance with the requirements of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Hong Kong Statement of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting".

The accounting policies and methods of computation used in the preparation of the interim accounts are consistent with those in the annual financial statements for the year ended 30 June 2001, except that the Group has changed certain of its accounting policies following the adoption of new and revised SSAPs which became effective during the current accounting period.

The relevant changes to the Group's principal accounting policies are summarized below:

(a) SSAP 9 (revised) "Events after the Balance Sheet Date" – The Group no longer recognises dividends proposed or declared after the balance sheet date as a liability at the balance sheet date.

(b) SSAP 26 "*Segment Reporting*" – *In note 2 to the condensed interim accounts*, the Group has disclosed segment revenue and results as defined under SSAP 26. In accordance with the Group's internal financial reporting the Group has determined that business segments be presented as the primary reporting format and geographical as the secondary format.

(c) SSAP 28 "Provisions, Contingent Liabilities and Contingent Assets" – Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

(d) SSAP 30 "Business Combinations" – Prior to 1 July 2001, goodwill was taken to reserve in the year in which it occurred. The Group has adopted the transitional provisions in SSAP 30 and such goodwill has not been retroactively capitalised and amortised. Goodwill arising on or after 1 July 2001 is capitalised and amortised over its estimated useful life. Any impairment on goodwill is charged to profit and loss account.

(e) SSAP 31 "Impairment of Assets" – At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that assets are impaired. If any indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised in the profit and loss account.

2 *Turnover*

Turnover represents income from the operation of toll roads and bridges, income from cargo and container handling and storage, interest income and investment income from joint ventures, net of business and withholding taxes, where applicable.

2 **Turnover** *(Cont'd)*

An analysis of the Group's turnover and contribution to operating profit before financing for the period by principal activities and markets is as follows:

	Turnover Six months ended		Operating profit before financing Six months ended	
	31.12.2001	31.12.2000	**31.12.2001**	31.12.2000
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Principal activities:				
Cargo Handling	**75,013**	66,004	**28,221**	(33,530)
Roads	**200,273**	199,865	**106,318**	117,225
Bridges	**67,186**	148,050	**32,813**	94,398
Energy and Water Treatment	**29,415**	71,174	**28,649**	71,373
Telecommunications, Media and Technology	**198**	216	**(54,600)**	52,763
Others	**–**	–	**–**	1,772
	372,085	485,309	**141,401**	304,001
Other interest income	**29,104**	31,855	**29,104**	31,855
Unallocated corporate expenses	**–**	–	**(65,608)**	(44,210)
	401,189	517,164	**104,897**	291,646
Principal markets:				
Mainland				
Guangdong	**176,170**	306,399	**118,976**	245,235
Wuhan	**52,166**	67,295	**15,178**	17,543
Guangxi	**46,584**	38,575	**22,079**	20,186
Jiangsu	**29,202**	28,244	**(4,064)**	(16,809)
Fujian	**44,566**	34,876	**(68,167)**	215
Shanxi	**20,089**	5,277	**9,766**	1,748
Sichuan	**–**	–	**78**	17
Tianjin	**–**	–	**(2,480)**	19
Hong Kong	**3,110**	4,427	**102,963**	(16,572)
Overseas	**198**	216	**(52,928)**	52,419
	372,085	485,309	**141,401**	304,001
Other interest income	**29,104**	31,855	**29,104**	31,855
Unallocated corporate expenses	**–**	–	**(65,608)**	(44,210)
	401,189	517,164	**104,897**	291,646

Segment revenue and results of the Group by business segments are derived from principal activities of the Group as disclosed in the analysis above.

3 Other operating income

	Six months ended 31.12.2001 *HK$'000*	Six months ended 31.12.2000 *HK$'000*
Profit on repurchase of convertible bonds *(note 11(a))*	**–**	1,772
Gain on disposal of non-trading securities listed outside Hong Kong	**–**	52,852
Gain on disposal of jointly controlled entities *(note)*	**113,676**	–
Surplus arising from deconsolidation of a subsidiary *(note 13)*	**4,905**	–
Dividend from listed non-trading securities	**–**	500
Others	**4,462**	5,055
	123,043	60,179

Note: On 11 October 2001, a subscription agreement was entered into between the Group and an associated company in respect of the disposal of an effective interest of 9.75% in Asia Container Terminals Limited ("ACT"), a jointly controlled entity of the Group ("Subscription Agreement"). The gain on partial disposal of ACT, amounting to HK$113,010,000, had been included in other operating income in the profit and loss account. The effective interest in ACT after the disposal was reduced to 17.5%.

4 Operating costs

	Six months ended 31.12.2001 *HK$'000*	Six months ended 31.12.2000 *HK$'000*
Impairment losses on other investments *(note 13)*	**52,139**	3,927
Impairment losses on fixed assets	**77,500**	–
Depreciation	**110,004**	103,828
Management fees paid in connection with toll collection, maintenance and management services	**28,487**	29,289
Auditors' remuneration	**3,066**	2,795
Rental for leased premises	**10,587**	10,718
Loss on disposal of fixed assets	**4,938**	433
Amortisation of cost of investment in a co-operative joint venture	**767**	767
Staff costs	**76,076**	65,852
Retirement benefit costs	**4,082**	3,182
Provision for payments on account of proposed joint ventures	**2,340**	–
Other operating costs	**49,349**	64,906
	419,335	285,697

5 Finance costs

	Six months ended 31.12.2001 *HK$'000*	Six months ended 31.12.2000 *HK$'000*
Interest on convertible bonds	**8,664**	30,754
Interest on bank and other borrowings		
Wholly repayable within five years	**293,503**	321,768
Not wholly repayable within five years	**29,782**	23,143
Amortisation of deferred expenditure	**16,009**	16,518
Provision for premium on redemption of convertible bonds	**97,350**	22,269
	445,308	414,452
Amount capitalised as construction in progress	**(24,515)**	(28,035)
Amount capitalised as investment in a jointly controlled entity	**–**	(10,280)
	420,793	376,137

6 Taxation

	Six months ended 31.12.2001 *HK$'000*	Six months ended 31.12.2000 *HK$'000*
Company and subsidiaries		
PRC income tax	**6,461**	5,921
Associated companies		
Hong Kong profits tax	**21,166**	23,095
PRC income tax	**–**	33,400
	21,166	56,495
Jointly controlled entities		
Hong Kong profits tax	**12,077**	11,592
Macau income tax	**11,370**	13,798
PRC income tax	**4,434**	7,323
	27,881	32,713
	55,508	95,129

6 Taxation *(Cont'd)*

Hong Kong profits tax has been provided at the rate of 16% (six months ended 31.12.2000: 16%) on income assessable to Hong Kong profits tax. PRC and Macau income tax have been provided on the estimated assessable profits for the period at their prevailing rates of taxation.

No deferred taxation is provided as there are no material timing differences between profit as computed for taxation purposes and profit as stated in the accounts.

7 Interim dividend

The Board of Directors does not recommend the payment of an interim dividend in respect of the six months ended 31 December 2001 (six months ended 31.12.2000: nil).

8 Earnings per share

The calculation of earnings per share is based on the profit attributable to the shareholders of HK$70,618,000 (six months ended 31.12.2000: HK$332,109,000) after adjusting for the interest of HK$29,492,000 (six months ended 31.12.2000: HK$29,492,000) on the mandatorily convertible bonds and the weighted average of 855,330,742 (six months ended 31.12.2000: 858,145,287) shares in issue during the period.

The diluted earnings per share for the period is not presented as the Company has no dilutive potential shares at period end. Diluted earnings per share for the six months ended 31 December 2000 was based on adjusted profit of HK$361,601,000 on the assumption that the weighted average of those dilutive convertible bonds had been converted and had saved finance costs thereon; and the weighted average of 954,994,037 shares issued and issuable.

9 Debtors, deposits and prepayments

(a) Included in debtors, deposits and prepayments are trade debtors and their ageing analysis is as follows:

	Unaudited 31.12.2001 *HK$'000*	Audited 30.6.2001 *HK$'000*
Within 90 days	**17,205**	28,888
91 – 180 days	**716**	8,311
Over 180 days	**199**	9,775
	18,120	46,974

The Group grants an average credit period of 30 to 90 days to its customers.

(b) Also included are trade deposits of approximately HK$728 million (year ended 30.6.2001: HK$698 million) paid to an associated company for the purchase of inventories.

10 Creditors and accruals

Ageing analysis of trade payable is not presented as the amount outstanding as at period/year end is insignificant.

11 Bank and other borrowings

	Unaudited 31.12.2001 *HK$'000*	Audited 30.6.2001 *HK$'000*
5% Convertible bonds due 2001 *(note a)*	**–**	931,593
1% Convertible bonds due 2003 *(note b)*	**1,350,539**	1,381,739
10% Fixed rate notes due 2004	**200,000**	200,000
Floating rate notes due 2003	**351,000**	351,000
Bank loans, unsecured *(note c)*	**7,048,650**	7,713,222
Bank loans, secured *(note c)*	**975,420**	869,626
Loans from minority shareholders of subsidiaries		
Interest bearing	**1,001,500**	1,000,646
Non-interest bearing	**369,535**	388,113
	11,296,644	12,835,939
Current portion included in current liabilities	**(1,581,603)**	(5,907,768)
	9,715,041	6,928,171

(a) During the period, bonds with principal amount of US$15,000 were converted into 5,917 shares of HK$1 each of the Company, the remaining balance of the bonds were redeemed at par by the Company on 15 July 2001.

During the six months ended 31 December 2000, the Company repurchased bonds with an aggregate principal amount of US$9,515,000 for a total consideration of HK$72,445,000 and these bonds were then cancelled. The surplus arising from the repurchase of the bonds, amounting to HK$1,772,000, had been accounted for as other operating income in the profit and loss account.

(b) During the period, the Company repurchased bonds with an aggregate principal amount of US$4,000,000 (six months ended 31.12.2000: nil) for a total consideration of HK$39,567,000 (six months ended 31.12.2000: nil) and these bonds were then cancelled. Provision for premium on redemption of the bonds of HK$8,367,000 was applied to set off against the deficit arising from the repurchase of the bonds.

11 Bank and other borrowings *(Cont'd)*

(c) Long-term bank loans are repayable as follows:

	Unaudited 31.12.2001 ***HK$'000***	Audited 30.6.2001 *HK$'000*
Within one year	**1,581,603**	4,976,175
Between one and two years	**533,060**	96,260
Between two and five years	**5,597,342**	3,304,142
After five years	**312,065**	206,271
	8,024,070	8,582,848

12 Share capital

	Unaudited 31.12.2001 ***HK$'000***	Audited 30.6.2001 *HK$'000*
Authorised:		
2,000,000,000 shares of HK$1 each	**2,000,000**	2,000,000
Issued and fully paid:		
855,331,257 (30.6.2001: 855,325,340) shares of HK$1 each	**855,331**	855,325

During the period, 5,917 shares (year ended 30.6.2001: nil) were issued upon the conversion of US$15,000 5% convertible bonds due 2001 at a conversion price of HK$19.61 per share. No shares were repurchased during the six months ended 31 December 2001 (year ended 30.6.2001: 6,589,600 shares were repurchased and cancelled by the Company).

12 Share capital *(Cont'd)*

Pursuant to the share option scheme adopted on 3 October 1997, the Company may grant options to directors and employees of the Company or any of its subsidiaries to subscribe for shares in the Company. The movements in the number of share options during the period and the balance outstanding at 31 December 2001 were as follows:

Exercise price per share HK$	At 1 July 2001	Lapsed during the period	At 31 December 2001
10.20 (1)	2,282,000	–	2,282,000
10.20 (2)	360,000	(120,000)	240,000
12.00 (3)	10,423,000	(32,000)	10,391,000
12.00 (4)	1,440,000	(480,000)	960,000
	14,505,000	(632,000)	13,873,000

(1) Exercisable from 1 July 1999 to 1 June 2004.

(2) Exercisable from 1 July 2000 to 1 June 2005.

(3) Divided into 3 or 5 tranches exercisable from 1 July 1999 to 1 June 2004, from 1 July 2000 to 1 June 2004, from 1 July 2001 to 1 June 2004, from 1 July 2002 to 1 June 2004 and from 1 July 2003 and 1 June 2004 respectively.

(4) Divided into 3 tranches exercisable from 1 July 2001 to 1 June 2005, from 1 July 2002 to 1 June 2005 and from 1 July 2003 to 1 June 2005 respectively.

13 Reserves

	Contributed surplus HK$'000	Share premium HK$'000	Capital reserve HK$'000	Retained profit HK$'000	Investment revaluation reserve HK$'000	Total HK$'000
At 1 July 2001	1,258,197	4,594,600	341,886	4,166,532	(212,442)	10,148,773
Profit available for appropriation	–	–	–	100,110	–	100,110
Interest on mandatorily convertible bonds	–	–	–	(29,492)	–	(29,492)
Transfer to capital reserve account	–	–	7,177	(7,177)	–	–
Premium on shares issued	–	111	–	–	–	111
Net deficit on revaluation of non-trading investments	–	–	–	–	(33,654)	(33,654)
Impairment losses charged to profit and loss account *(note 4)*	–	–	–	–	52,139	52,139
Release of reserves upon disposal of interest in jointly controlled entities						
Subsidiaries	(33,555)	–	–	–	–	(33,555)
Release of reserve upon deconsolidation of a subsidiary *(note)*	(690)	–	–	–	–	(690)
At 31 December 2001	1,223,952	4,594,711	349,063	4,229,973	(193,957)	10,203,742

Note: During the period, Nanjing Huining Wharfs Co., Ltd. ("Huining"), a subsidiary of the Company, entered into an operating and management agreement with its minority shareholder who agreed to undertake the operation and management of Huining and to be responsible for the profits and losses of Huining. Accordingly, Huining would not be accounted for as a subsidiary by the Group and has been reclassified to other investments. The write back of net liabilities of Huining as a result of its deconsolidation from the Group, amounting to HK$4,905,000, has been accounted for as other operating income in the profit and loss account *(note (3))*.

14 Contingent liabilities

The Group has contingent liabilities relating to guarantee given to bank of approximately HK$990 million (as at 30.6.2001: HK$1,455 million) in respect of the Group's attributable portion of a syndicated bank loan facility extended to one (as at 30.6.2001: two) jointly controlled entity of the Group. Pursuant to the Subscription Agreement, the associated company agreed to counter-indemnify the Group in respect of such guarantee amounted to approximately HK$585 million. As at 31 December 2001, the outstanding amount under the syndicated bank loan facility in respect of the guarantee was approximately HK$155 million (as at 30.6.2001: HK$284 million).

15 Commitments

(a) At 31 December 2001, the capital commitments, principally for construction of toll roads, bridges and port facilities and acquisition of other investments were as follows:

	Unaudited 31.12.2001 *HK$'000*	Audited 30.6.2001 *HK$'000*
Contracted but not provided for	**20,008**	32,132
Authorised but not contracted for	**1,654,310**	1,877,516
	1,674,318	1,909,648

(b) The Group has committed to provide sufficient funds in the forms of capital and loan contributions to certain joint ventures under various joint venture contracts to finance relevant infrastructural projects. The directors estimate that the Group's share of projected funds requirements of these projects would be approximately HK$77 million (as at 30.6.2001: HK$92 million) which represents the attributable portion of the capital and loan contributions to be made to the joint ventures.

(c) At 31 December 2001, the Group's share of capital commitments of the jointly controlled entities themselves not included in note 15(b) above were as follows:

	Unaudited 31.12.2001 *HK$'000*	Audited 30.6.2001 *HK$'000*
Contracted but not provided for	**186,000**	509,000
Authorised but not contracted for	**105,000**	130,000
	291,000	639,000

Certain subsidiaries and jointly controlled entities are parties to agreements with third parties pursuant to the joint development of Container Terminal 9 in Hong Kong, the related berth swap arrangement and the funding therefor. The Group's attributable share of capital commitments as at 31 December 2001 has been disclosed above.

One of the jointly controlled entities has obtained banking facilities to finance 60% of its share of development costs at Container Terminal 9 and reduced the funds to be injected by the Group accordingly. The Group has given guarantee in respect of the banking facilities and is included in note 14 above.

In the event of default of any of the third parties, the subsidiaries and jointly controlled entities will be required to provide additional funds for the project. The Company has given guarantees in respect of these obligations of the subsidiaries and jointly controlled entities to provide additional funds. Were the Company required to perform its obligations under the guarantees, the maximum amount of the additional liabilities assumed, in addition to the Group's share of the capital commitments as disclosed above, is HK$1,482 million (as at 30.6.2001: HK$1,482 million). Pursuant to the Subscription Agreement, the associated company agreed to counter-indemnify the Company in respect of such guarantees amounted to approximately HK$876 million.

15 Commitments *(Cont'd)*

(d) Certain PRC subsidiaries have entered into various contracts with the PRC partners or their supervisory authorities for the provision of toll collection, maintenance and management services and these subsidiaries have agreed to pay a management fee at fixed rates ranging from 14% to 16% (year ended 30.6.2001: 14% to 16%) per annum of toll revenues after business tax.

(e) At 31 December 2001, the Group had future aggregate minimum lease payments under operating leases as follows:

	Unaudited 31.12.2001 ***HK$'000***	Audited 30.6.2001 *HK$'000*
Land and buildings		
In the first year	**7,978**	15,511
In the second to fifth years inclusive	**7,761**	41,066
After the fifth year	**–**	108,528
	15,739	165,105

(f) At 31 December 2001, the Group has outstanding foreign currency forward contracts amounting to US$650 million (as at 30.6.2001: US$650 million) for the purpose of hedging of long-term borrowings.

16 Related party transactions

The following is a summary of significant related party transactions during the period carried out in the normal course of the Group's business:

	Six months ended 31.12.2001 ***HK$'000***	Six months ended 31.12.2000 *HK$'000*
Interest income from jointly controlled entities (gross of withholding tax) *(note a)*	**(47,398)**	(104,673)
Management fee received from a jointly controlled entity *(note b)*	**(4,462)**	(2,716)
Purchases from an associated company *(note c)*	**598,361**	–
Rental for leased premises to a fellow subsidiary *(note d)*	**3,947**	4,692

16 Related party transactions *(Cont'd)*

Notes:

(a) This represents interest income in respect of loan financing provided to jointly controlled entities. These loans are unsecured, carry interest at Hong Kong prime rate (six months ended 31.12.2000: Hong Kong prime rate) or at fixed rates ranging from 10% to 15% per annum (six months ended 31.12.2000: 10% to 15% per annum) and have repayment terms as specified in the respective joint venture agreements.

(b) This represents management fee income in respect of management and administrative services rendered by the Company to a jointly controlled entity. The management fee is charged at a fixed annual amount as specified in the management and administrative services agreement.

(c) These represent purchases of inventories from an associated company which were sold to the Group at their original costs from third party suppliers. As at 31 December 2001, the Group has also paid approximately HK$728 million (as at 30.6.2001: HK$698 million) as trade deposits to the associated company for the purchase of inventories *(note 9(b))*.

(d) The rental is charged at fixed monthly fees as specified in the tenancy agreements.

MANAGEMENT DISCUSSION AND ANALYSIS

Review of Operations

Over the course of the six-month period ended 31 December 2001, New World Infrastructure Ltd. ("NWI") continued to consolidate under-performing projects and commercialise technology projects. For the interim period, NWI recorded an attributable operating profit ("AOP") of HK$463.1 million, a decrease from HK$637.7 million and a net profit of HK$100.1 million, a decrease from HK$361.6 million when compared to the corresponding six month period in 2000.

A substantial increase in the provision for redemption premium of the 1% convertible bonds due 2003 ("1% CB") set aside in the period, along with a drop in the AOP, were the major factors in the net profit decline. According to a share redemption option in the terms of the 1% CB, the share price of NWI may vary the size of the provision of the redemption premium required. For this reason, the provision for the redemption premium increased by HK$75 million as compared to the prior interim period. The AOP reduction was primarily due to the Roads and Bridges Segment and the Energy Segment.

During the period, notable activity was registered in the Cargo Handling Segment. The Group effectively disposed of a 9.75% interest in Asia Container Terminals Limited, the developer of Container Terminal No. 9, for a capital profit of HK$135.5 million. The impairment loss of certain port facilities in Xiamen and the provision for diminution in value of certain investments reduced the total non-recurring gain for the period to HK$26.8 million, compared to HK$51.6 million for the prior interim period.

Cargo Handling Segment
Cargo Handling Segment AOP increased 13% during the interim period to HK$159.9 million, up from HK$141.3 million. This was mainly due to the improved results of the Group's portfolio of Mainland China ports.

The 9.11 Incident and its adverse impact on the global economy caused a significant slow-down across the cargo handling business. Despite difficult operating conditions, the Xiamen Xiangyu Container Terminal and Sea-Land Orient (Tianjin) Container Terminals Co. Ltd. saw throughput volume increased by 56% and 19% respectively compared to the prior corresponding period. The AOP of these two PRC port projects increased a total of HK$6.4 million.

In Hong Kong, the throughput volume at Kwai Chung's Container Terminal No. 3 decreased 30%. As a large part of this decrease was in throughput previously sent to other terminals which carried a much lower profit margin, the decrease in AOP was modest. This AOP decrease was partly offset by the reduction in overheads. As a result, AOP dropped by 2% to HK$66.2 million from HK$67.2 million for the first half of FY2001.

ATL Logistic Centre's average occupancy rate dropped 2% to a still satisfactory 91%.

Road Segment
The AOP of the Road Segment for the period was HK$121.7 million, a decrease of 20% as compared to HK$152.6 million for the FY2001 interim period.

Traffic flow for most projects in this segment continued to be stable. Projects in the expressway category registered healthy growth ranging from 8% to 26%, including such projects as Beijing-Zhuhai Expressway (Guangzhou-Zhuhai Section), Shenzhen-Huizhou Expressway, Tangjin Expressway and the Wuhan Airport Expressway. Only five of the total of 34 roads showed a noticeable decrease in traffic flow and all were minor roads, except for the Guangzhou City Northern Ring Road ("GNRR"). The average daily traffic flow of GNRR was affected by the diversion effect of Guangyuan East Road ("GER"). GNRR traffic flow decreased 13% to 121,800 vehicles from 139,500 vehicles per day. The AOP contribution of GNRR reduced by HK$24.1 million as a result of the traffic diversion and this key factor impacted the overall results of the segment.

One new road, Roadway No. 1906 (Qingyuan Section) commenced operation during the period.

Bridge Segment
The withdrawal of Guangzhou Three New Bridges in January 2001 caused the AOP of the Bridge Segment to decrease to HK$14.1 million from HK$60.4 million. Of the remaining four projects in this segment, three - including Wuhan Bridges - witnessed improvement in traffic flow. This increased AOP by 10.4% to HK$12.6 million. Only the traffic flow of the Yonghe Bridge was reduced and this was due to the opening of Tangjin Expressway Section II in January 2001.

Energy and Water Treatment Segment
The AOP of the Energy and Water Treatment Segment decreased 34% to HK$192.1 million from HK$289.5 million for the FY2001 interim period. A significant part of this decrease was due to the disposal in February 2001 of the investment in Beijing Datang Power Generation Co. Ltd., which registered an AOP contribution for the first half of FY2001 of HK$64.6 million.

Operationally, Zhujiang Power Station Phase I and II ("Zhujiang I" and "Zhujiang II") continued to perform well. The AOP of Zhujiang I was stable due to a profit guarantee and this was well supported by the actual result of the project. Zhujiang II witnessed an increase in electricity sales and tariff of 5% and 2.5% respectively and further improved AOP by HK$17.6 million.

The operating results of Shunde DeSheng Power Plant showed steady signs of improvement compared to the preceding six-month period, the first reporting period after the joint venture resumed operating the power plant upon the expiry of a five-year plant lease to Shunde Electric Power Group Co. Reflecting mainly this change, equity accounting was adopted for the results of the project in place of the fixed return basis adopted previously which caused AOP to decrease by HK$48.9 million.

Sino-French Holdings (Hong Kong) Ltd. ("Sino-French") remained a reliable source of AOP for this segment. In Sino-French's portfolio, power generation at the Macau Power Plant rose 2.7%, which led to an 8% increase in profit while the Macao Water Supply Co. Ltd. recorded lower profit due to factors which included the depreciation charge of newly commissioned facilities and a depressed Macau property market. Together with the results of 12 other water treatment plants, of which one came into operation during the period, the AOP of Sino-French was unchanged compared to the corresponding prior period.

Telecommunications, Media and Technology Segment

During this period, NWI dedicated substantial new resources to the Telecommunications, Media and Technology ("TMT") Segment with an increase in investment of over HK$1 billion. This investment was made to secure a first mover advantage in energy, technology and media by leveraging the Group's technology investment portfolio. In so doing, the Group can continue to build on the existing foundation of projects and establish new opportunities for generating AOP. The strengthening of the TMT portfolio positions the Group to take advantages of the opening of the market preceding China's recent accession to WTO and to benefit from the rapid growth of the Greater China marketplace. On top of the ongoing development of existing businesses NWI is exploring opportunities in the PRC telecommunication arena.

On the operational front, GWcom Inc., a specialist in data communication networks as well as a provider of content and applications for mobile devices, made progress in its discussions with China Unicom to deploy a nationwide two-way wireless data communication technology. LinkAir Communications Inc., a developer of LAS-CDMA technology, completed a LAS-CDMA field test in Shanghai and received endorsement from MII for its advanced technology. PrediWave Corp., the developer of an end-to-end solution for interactive digital TV that operates on existing one-way cable infrastructure, prepared the groundwork to follow its successful demonstration of One Way Interactive Digital TV technology in Beijing with a field trial on the Fujian Network in May 2002.

Outlook

The consolidation of operations and the restructuring of the NWI investment portfolio will continue during the coming period. The results of the Basic Infrastructure Segment are expected to stabilize at current levels with a slight improvement in some sectors. The TMT Segment will continue to evolve as companies within the segment strive to commercialise operations and begin to generate a consistent stream of revenues. Both segments should benefit from an improving global economy, which will result in better performance in the Hong Kong and China economies over the near-term.

The Cargo Handling Segment is directly affected by the downturn in the global economy and the reduction of trade flows. Any sign of a turnaround in the US and global economies will be good news for this segment as a whole. In addition, the impact of China's accession to the WTO should improve the situation at the Hong Kong and Mainland ports. These two factors combined should present a more positive outlook in the coming period.

The AOP in the Road Segment should stabilize, if not improve. While toll restructuring and diversion of traffic to new roads will continue to have an impact on GNRR AOP, the situation should stabilize at current levels. The diversion effect of GER, however, is expected to ease after December 2001 when GER starts to charge tolls to non-Guangzhou registered vehicles that were previously allowed to use GER toll-free. Meanwhile, as the NWI road network expands, linkages are formed between various roadways and economic growth stimulates traffic flows, the segment as a whole should benefit from improved AOP.

Though the Bridge Segment is much reduced in size, the majority of the remaining projects are expected to retain or increase traffic flows in the coming period.

The AOP of the Energy and Water Treatment Segment is also expected to stabilize or improve lightly given the current economic environment. The Energy sector has always been reliant on economic growth for expansion of output and if the economy experiences a new round of growth as expected the AOP should be positively impacted. In addition, the water treatment sector is expected to retain its business at current operating levels.

The TMT Segment is expected to be a driver for growth for the Company. All affiliated companies should benefit from this upturn in activity. On top of the ongoing development of existing businesses, NWI plans to explore new opportunities in telecommunications in Mainland China over the coming period.

Basically, as the US and global economy begins to improve the expansion in the TMT sector in Greater China is expected to follow suit. This bodes well for the development of the segment. Overall, the slowdown in the global economy in 2001 did not have a major impact on the internal expansion of China. The Mainland continues to have a strong appetite for new technology in all sectors. As the TMT Segment is built on a solid foundation of commercial applications designed to meet the needs of the current China market it is expected that affiliated businesses will make a major contribution to AOP in the coming fiscal years.

Liquidity and Financial Resources

As at 31 December 2001, total cash and bank balances of the Group amounted to HK$2.64 billion, compared to HK$4.95 billion at year-end FY2001 as part of the cash was used to repay the debt of NWI. Total Debt (total borrowings less loans from minority shareholders of subsidiaries) decreased from HK$11.53 billion at year-end FY2001 to HK$10.5 billion at 31 December 2001. Some 21% of Total Debt would be repayable within 1 year while 21% and 58% of the Total Debt would be repayable in 2003 and from 2004 to 2007 respectively. The NWI's US$350 million syndicated loan has been fully drawn down and was applied towards partial repayment of the US$650 million syndicated loan. Total Debt to Equity of the Group decreased from 95% at year-end FY2001 to 86% as at 31 December 2001.

Debt Profile

(HK$ million)

Facility Type	Facility Amount	Outstanding Amount Fixed Rate	Outstanding Amount Floating Rate	Within 1 year	Repayment Between 1 and 2 years	Onwards
As at 31 December 2001						
1% Convertible bonds	1,950.00	1,350.54	–	–	1,350.54	–
10% Notes	200.00	200.00	–	–	–	200.00
Floating rate notes	351.00	–	351.00	–	351.00	–
Short-term bank loan facilities	637.00	–	60.48	60.48	–	–
Short-term Rmb bank loan facilities	510.28	510.28	–	510.28	–	–
Long term Rmb bank loan facilities	975.42	975.42	–	46.95	96.26	832.21
Long-term bank loan facility	600.00	–	600.00	–	–	600.00
Syndicated loan revolving/term loan facility	5,070.00	–	1,534.65	1,534.65	–	–
Syndicated term loan facility	2,184.00	–	2,184.00	–	436.80	1,747.20
Syndicated term loan facility	2,730.00	–	2,730.00	–	–	2,730.00
Total amount	15,207.70	3,036.24	7,460.13	2,152.36	2,234.60	6,109.41

The net decrease of Total Debt was due to the redemption of the 5% convertible bonds of US$119.4 million in July 2001 and US$85 million of the US$650 million syndicated loan facility. US dollar debt amounted to US$1.04 billion and accounted for 78% of Total Debt as at 31 December 2001, compared to US$1.26 billion and accounted for 86% at year-end FY2001. Over half of the US dollar currency risk was eliminated with forward purchases of US$650 million against the Hong Kong dollar at an exchange rate below 7.80.

Except for the Rmb loan facilities, which accounted for 14% of Total Debt, all other debt is unsecured. The Rmb loans are secured by the Group's interest in certain joint ventures, a subsidiary in the PRC and a pledge of deposits.

Capital Structure

	31.12.2001			30.06.2001		
	HK$'000	**Proportion**	**Average rate of interest**	*HK$'000*	**Proportion**	**Average rate of interest**
Equity	12,221,258	50.7%	–	12,166,283	48.5%	–
5% Convertible Bonds	–	–	5.0%	931,593	3.7%	5.0%
1% Convertible Bonds	1,350,539	5.6%	4.2%	1,381,739	5.5%	4.2%
Fixed-rate debt	2,687,203	11.2%	10.0%	2,070,273	8.3%	10.0%
Floating-rate debt			5.1%			7.3%
LIBOR	6,799,650	28.2%		7,546,902	30.1%	
HIBOR	660,481	2.8%		600,000	2.4%	
Interest free debt	369,535	1.5%	–	388,112	1.5%	–
	24,088,666	100%		25,084,902	100%	

Total capitalisation of the Group at 31 December 2001 amounted to HK$24.09 billion, compared to HK$25.08 billion at year-end FY2001. The decrease was mainly due to a reduction of Total Debt. The proportion of Equity to Capitalisation remained fairly constant at 51%, compared to 49% at year-end FY2001.

The proportion of fixed-rate debt reduced slightly from 18% of total capitalisation to 17% and the proportion of floating-rate debt decreased from 33% to 31% of total capitalisation as at 31 December 2001. Decrease in proportion of fixed-rate debt and floating-rate debt were attributable to the redemption of the 5% convertible bonds and the repayment of US$85 million of the US$650 million syndicated loan facility during the period. The weighted average interest rate for floating-rate debt was 5.1% for the period, compared to 7.3% for FY2001 which was in line with the interest rate cut since January 2001.

Interest free debt, which was represented by non-interest bearing loans from minority shareholders of certain subsidiaries of the Group mainly located in the PRC, remained at 1.5% of the total capitalisation.

Capitalisation = Equity + Total Debt + Loans from minority shareholders of subsidiaries

EMPLOYEES

The Company has 144 employees at 31 December 2001, compared to 134 at 30 June 2001. Remuneration policies are reviewed yearly. Remuneration, bonuses and share options are awarded to employees based on individual performances and market practices. Education subsidies will be granted to employees who are taking job-related courses. Periodic in-house training programs are also offered.

PRACTICE NOTE 19 TO LISTING RULES

In accordance with the general disclosure obligation under Paragraph 2(1) of the Listing Agreement and supplemented by Practice Note No.19 to the Listing Rules, the Company is required to disclose the following information to its shareholders and the general public:

Specific Performance of the Controlling Shareholder

Reference was made to the US$650 million syndicated loan agreement dated 23 May 1997 with a final maturity in 2002, US$280 million syndicated loan agreement dated 25 April 2000 with a final maturity in 2005, a HK$600 million term loan facility agreement dated 16 June 2000 with a final maturity in 2005 provided that the lender does not exercise its option to demand repayment in 2003 and the US$350 million syndicated loan agreement dated 30 May 2001 with a final maturity in 2006. In accordance with the terms of the aforementioned agreements, NWD is required to control more than 50% of the voting share capital or the composition of more than 50% of the board of directors of the Company. As at 31 December 2001, the total outstanding amount of the aforementioned loans was approximately HK$7.05 billion (as at 30.6.2001: HK$7.71 billion).

Financial Assistance and Guarantees

As at 31 December 2001, the Group has given shareholder loans/advances to its affiliated companies with an aggregate of some HK$3.23 billion. Except for an amount of some HK$66.2 million, which carries interest at the Hong Kong prime rate, and a total amount of about HK$1.87 billion, which bears interest ranging from 6% to 15% per annum all other loans are interest free. Except for the amounts of some HK$395.6 million and HK$677.9 million, which are repayable in 5 and 10 years respectively, these loans have no definite repayment terms. All loans are unsecured and repayable in cash out of the net cash surplus from the operations of affiliated companies.

The Company has given guarantee to banks of approximately HK$990 million in respect of the Group's attributable portion of syndicated bank loan facility extended to a jointly controlled entity of the Group. As at 31 December 2001, the outstanding amount under the syndicated bank loan facility in respect of the guarantee was some HK$155.1 million.

The Group has committed to provide a total of HK$203.9 million in shareholder loans/advances to its affiliated companies. The total shareholder loans/advances and guarantees represented about 31% of the consolidated net asset value of the Group as at 31 December 2001.

The shareholder loans/advances were funded by equity raised at the initial public offering of the Company or by borrowings or from the internal resources of the Group.

In additions to the above, certain subsidiaries and jointly controlled entities of the Group are parties to agreement with third parties pursuant to the joint development of Container Terminal 9 in Hong Kong, the related berth swap arrangement and the funding therefore. The Company has given guarantees in respect of these obligations of the subsidiaries and jointly controlled entities to provide additional funds. Were the Company required to perform its obligations under the guarantees, the maximum amount of the Company's share of the liability under the guarantees will be HK$5.12 billion.

Indebtedness, Capital Commitments and Contingent Liabilities of Affiliated Companies

As of 31 December 2001, the affiliated companies of the Group had outstanding borrowings of some HK$11.73 billion comprised of secured bank loans of HK$2.82 billion, unsecured bank loans of HK$3.23 billion and other loans of some HK$5.68 billion. The total capital commitments of affiliated companies amounted to some HK$2.2 billion and total contingent liabilities amounted to HK$143.3 million as at 31 December 2001.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Under the share option scheme (the "1997 Share Option Scheme") adopted by the Company on 3 October 1997, the following directors of the Company have personal interests in share options to subscribe for shares in the Company which had been granted to them as follows:

	Grant date	Options held at 1.7.2001	Options lapsed during period	Options held at 31.12.2001	Exercise price per share HK$	*Note*
Dr. Cheng Kar-Shun, Henry	2 December 1998	600,000	–	600,000	10.20	*(1)*
	2 December 1998	2,400,000	–	2,400,000	12.00	*(2)*
Mr. Doo Wai-Hoi, William	16 December 1998	200,000	–	200,000	10.20	*(1)*
	16 December 1998	800,000	–	800,000	12.00	*(2)*
Mr. Chan Wing-Tak, Douglas	26 November 1998	320,000	–	320,000	10.20	*(1)*
	26 November 1998	1,280,000	–	1,280,000	12.00	*(2)*

	Grant date	Options held at 1.7.2001	Options lapsed during period	Options held at 31.12.2001	Exercise price per share HK$	Note
Mr. Cheng Kar-Shing, Peter	1 December 1998	120,000	–	120,000	10.20	*(1)*
	1 December 1998	480,000	–	480,000	12.00	*(2)*
Mr. Leung Chi-Kin, Stewart	8 December 1998	120,000	–	120,000	10.20	*(1)*
	8 December 1998	480,000	–	480,000	12.00	*(2)*
Mr. Chan Kam-Ling	9 December 1998	200,000	–	200,000	10.20	*(1)*
	9 December 1998	800,000	–	800,000	12.00	*(2)*
Mr. So Ngok	26 November 1998	200,000	–	200,000	10.20	*(1)*
	26 November 1998	800,000	–	800,000	12.00	*(2)*
Dr. Li Kwok-Po, David	28 November 1998	120,000	–	120,000	10.20	*(1)*
	28 November 1998	480,000	–	480,000	12.00	*(2)*
Mr. Cheng Wai-Chee, Christopher	11 December 1998	120,000	–	120,000	10.20	*(1)*
	11 December 1998	480,000	–	480,000	12.00	*(2)*
Mr. Coull, Gary William John	26 November 1998	120,000	–	120,000	10.20	*(1)*
	26 November 1998	480,000	–	480,000	12.00	*(2)*
Mr. Fu Sze-Shing	23 September 1999	240,000	–	240,000	10.20	*(3)*
	23 September 1999	960,000	–	960,000	12.00	*(4)*
Mr. Yan Y., Andrew (resigned on 10 October 2001)	23 September 1999	120,000	120,000	–	10.20	*(3)*
	23 September 1999	480,000	480,000	–	12.00	*(4)*

Notes:

(1) Exercisable from 1 July 1999 to 1 June 2004.

(2) Divided into 3 tranches exercisable from 1 July 2000 to 1 June 2004, from 1 July 2001 to 1 June 2004 and from 1 July 2002 to 1 June 2004 respectively.

(3) Exercisable from 1 July 2000 to 1 June 2005.

(4) Divided into 3 tranches exercisable from 1 July 2001 to 1 June 2005, from 1 July 2002 to 1 June 2005 and from 1 July 2003 to 1 June 2005 respectively.

(5) The cash consideration paid by each director for each grant of the share options is HK$10.

A new share option scheme (the "2001 Share Option Scheme") was approved by the board of directors on 10 October 2001 and adopted by the shareholders of the Company at the annual general meeting held on 6 December 2001. Under the 2001 Share Option Scheme, the directors may, at their discretion, grant options to directors and employees of the Group, to subscribe for shares in the Company. No option had been granted to any of the directors under the 2001 Share Option Scheme since it was adopted.

Pursuant to a share option scheme of a subsidiary, Pacific Ports Company Limited ("PPC"), options to subscribe for 10,000,000 shares of PPC at an exercise price of HK$0.0693 per share were granted to Mr. Chan Wing-Tak, Douglas on 11 May 1999. The options are divided into 4 tranches exercisable from 5 November 1999, 5 May 2001, 5 May 2002 and 5 May 2003 respectively to 4 November 2004. As at 31 December 2001, all the options granted to Mr. Chan Wing-Tak, Douglas have not yet been exercised.

Also, under a share option scheme of a fellow subsidiary, New World China Land Limited ("NWCL"), options may be granted to directors and employees of NWCL or its subsidiaries to subscribe for shares in NWCL. The following directors of the Company are also directors of NWCL and have personal interests in share options to subscribe for shares in NWCL which had been granted to them as follows:–

			Number of share options with exercise price per share of HK$1.955		
	Grant date	**Exercisable period** *(Note 1)*	**Held at 1.7.2001**	**Exercised during period**	**Held at 31.12.2001**
Dr. Cheng Kar-Shun, Henry	7 February 2001	8 March 2001 to 7 March 2006	5,000,000	–	5,000,000
Mr. Doo Wai-Hoi, William	8 February 2001	9 March 2001 to 8 March 2006	3,500,000	700,000 *(Note 2)*	2,800,000

	Grant date	Exercisable period (Note 1)	Number of share options with exercise price per share of HK$1.955 Held at 1.7.2001	Exercised during period	Held at 31.12.2001
Mr. Chan Wing-Tak, Douglas	12 February 2001	13 March 2001 to 12 March 2006	500,000	–	500,000
Mr. Cheng Kar-Shing, Peter	9 February 2001	10 March 2001 to 9 March 2006	2,500,000	–	2,500,000
Mr. Leung Chi-Kin, Stewart	7 February 2001	8 March 2001 to 7 March 2006	500,000	–	500,000
Mr. Chan Kam-Ling	9 February 2001	10 March 2001 to 9 March 2006	500,000	100,000 *(Note 3)*	400,000
Mr. So Ngok	9 February 2001	10 March 2001 to 9 March 2006	500,000	–	500,000

Notes:

(1) The share options are exercisable during a period of five years commencing from the expiry of one month after the dates of grant when the offers of the share options were accepted, provided that the maximum number of share options that can be exercised during a year is 20% of the total number of the share options granted together with any unexercised share options carried forward from the previous year(s).

(2) Exercise date was 27 July 2001.

(3) Exercise date was 26 October 2001.

(4) The cash consideration paid by each director for each grant of the share options is HK$10.

Save as disclosed above, at no time during the period was the Company or its holding company or any of its subsidiaries and fellow subsidiaries a party to any arrangements to enable the directors or chief executive or any of their spouse or children under the age of 18 to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

SHARE OPTION SCHEMES

In addition to options granted to directors of the Company as disclosed in the section headed "Directors' Rights to Acquire Shares or Debentures" above, the Company had granted options under the 1997 Share Option Scheme to employees of the Group (the "Employees"). The movements in the aggregate number of the share options granted to the Employees during the period and balance outstanding at 31 December 2001 were as follows:

Grant date	**Options held at 1.7.2001**	**Options lapsed during period**	**Options held at 31.12.2001**	**Exercise price per share** *HK$*	*Note*
18 November 1998 to 16 December 1998	162,000	–	162,000	10.20	*(1)*
18 November 1998 to 16 December 1998	1,943,000	32,000	1,911,000	12.00	*(2)*

Notes:

(1) Exercisable from 1 July 1999 to 1 June 2004.

(2) Divided into 3 or 5 tranches exercisable from 1 July 1999 to 1 June 2004, from 1 July 2000 to 1 June 2004, from 1 July 2001 to 1 June 2004, from 1 July 2002 to 1 June 2004 and from 1 July 2003 to 1 June 2004 respectively.

No option had been granted to any Employee under the 2001 Share Option Scheme.

Also, pursuant to the share option scheme of PPC, options to subscribe for 3,000,000 shares of PPC at an exercise price of HK$0.0693 per share were granted to an employee of the Company on 11 May 1999. The options are divided into 4 tranches exercisable from 5 November 1999, 5 May 2001, 5 May 2002 and 5 May 2003 respectively to 4 November 2004. As at 31 December 2001, all the options granted to the said employee have not yet been exercised.

DIRECTORS' INTERESTS IN SECURITIES

As at 31 December, 2001, the interests of the directors and their associates in the securities of the Company or any of its associated corporations within the meaning of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance") were as follows:–

	Personal Interests	Family Interests	Corporate Interests *(Note)*
New World Infrastructure Limited (Ordinary shares of HK$1.00 each)			
Dr. Cheng Kar-Shun, Henry	–	1,000,000	–
Mr. Chan Wing-Tak, Douglas	700,000	–	–
Mr. Chan Kam-Ling	6,800	–	–
New World Development Company Limited (Ordinary shares of HK$1.00 each)			
Mr. Leung Chi-Kin, Stewart	23,253	–	–
Mr. Chan Kam-Ling	90,470	–	–
Extensive Trading Company Limited (Non-voting deferred shares of HK$1.00 each)			
Mr. Cheng Kar-Shing, Peter	–	–	380,000
Mr. Leung Chi-Kin, Stewart	160,000	–	–
Mr. Chan Kam-Ling	–	–	80,000
Hip Hing Construction Company Limited (Non-voting deferred shares of HK$100.00 each)			
Mr. Chan Kam-Ling	15,000	–	–
HH Holdings Corporation (Ordinary shares of HK$1.00 each)			
Mr. Chan Kam-Ling	15,000	–	–
International Property Management Limited (Non-voting deferred shares of HK$10.00 each)			
Mr. Chan Kam-Ling	1,350	–	–

	Personal Interests	Family Interests	Corporate Interests *(Note)*
Master Services Limited (Ordinary shares of US$0.01 each)			
Mr. Leung Chi-Kin, Stewart	16,335	–	–
Mr. Chan Kam-Ling	16,335	–	–
Matsuden Company Limited (Non-voting deferred shares of HK$1.00 each)			
Mr. Leung Chi-Kin, Stewart	44,000	–	–
Mr. Chan Kam-Ling	–	–	44,000
New World China Land Limited (Ordinary shares of HK$0.10 each)			
Mr. Doo Wai-Hoi, William	700,000	–	–
Mr. Chan Kam-Ling	100,000	–	–
New World Services Limited (Ordinary shares of HK$0.10 each)			
Mr. Cheng Kar-Shing, Peter	–	–	3,382,788
Mr. Leung Chi-Kin, Stewart	4,214,347	–	250,745
Mr. Chan Kam-Ling	–	–	10,602,565
Progreso Investment Limited (Non-voting deferred shares of HK$1.00 each)			
Mr. Leung Chi-Kin, Stewart	–	–	119,000
Tai Yieh Construction & Engineering Company Limited (Non-voting deferred shares of HK$1,000.00 each)			
Mr. Chan Kam-Ling	250	–	–
Urban Property Management Limited (Non-voting deferred shares of HK$1.00 each)			
Mr. Cheng Kar-Shing, Peter	–	–	750
Mr. Leung Chi-Kin, Stewart	750	–	–
YE Holdings Corporation (Ordinary shares of HK$1.00 each)			
Mr. Leung Chi-Kin, Stewart	37,500	–	–

Note: These shares were beneficially owned by a company in which the relevant director is deemed to be entitled under the SDI Ordinance to exercise or control the exercise of one-third or more of the voting power at its general meeting.

Save as disclosed above, as at 31 December 2001, none of the directors, chief executive or any of their associates had any beneficial or non-beneficial interests in the securities of the Company or any of its associated corporations as defined in the SDI Ordinance.

SUBSTANTIAL SHAREHOLDERS' INTERESTS IN SECURITIES

As at 31 December 2001, the register of substantial shareholders maintained under Section 16(1) of the SDI Ordinance shows that the following parties had interests of 10% or more of the issued share capital of the Company:–

Name	Number of shares held
Chow Tai Fook Enterprises Limited	519,919,085 *(Note 1)*
New World Development Company Limited ("NWD")	519,919,085 *(Note 2)*
Sea Walker Limited ("SWL")	516,561,485 *(Note 3)*
Mombasa Limited	516,561,485

Notes:

(1) Chow Tai Fook Enterprises Limited and its subsidiaries have interests in more than one-third of the issued shares of NWD and is accordingly deemed to have an interest in the shares deemed to be interested by NWD.

(2) This interest represents 516,561,485 shares deemed to be held by SWL and 3,357,600 shares directly held by Financial Concepts Investment Limited ("FCIL"). SWL is a wholly owned subsidiary of NWD and FCIL is 51.3% indirectly owned subsidiary of NWD. NWD is deemed to have interest in the shares held by SWL and FCIL.

(3) Mombasa Limited is a wholly owned subsidiary of SWL and its interests in the Company is deemed to be held by SWL.

Save as disclosed above, there is no other interest recorded in the register that is required to be kept under Section 16(1) of the SDI Ordinance as at 31 December 2001.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the period, nominal amount of US$15,000 of 5% Convertible Bonds due 2001 were converted into 5,917 shares of HK$1 each of the Company, the remaining balance of US$119,420,000 were redeemed at par by the Company on 15 July 2001. The Company also repurchased total nominal amount of US$4,000,000 of the 1% Convertible Bonds due 2003 listed on the Luxembourg Stock Exchange at prices ranging from 125.75 to 130.00 respectively.

Save for the foregoing, neither the Company nor any of its subsidiaries has repurchased, sold or redeemed any of the Company's listed securities during the six months ended 31 December 2001.

CODE OF BEST PRACTICE

The Company has complied throughout the six months ended 31 December 2001 with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited except that the non-executive directors are not appointed for a specific term as they are subject to retirement by rotation at Annual General Meeting in accordance with Article 116 of the Company's Articles of Association.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal controls and financial reporting matters including a review of the unaudited interim accounts for the six months ended 31 December 2001.

Chan Wing-Tak, Douglas
Managing Director

Hong Kong, 22 March 2002

新世界基建有限公司


WATER TREATMENT
TELECOMS, MEDIA & TECHNOLOGY
ENERGY
ROADS & BRIDGES
CARGO HANDLING

二零零二年度 中期報告

新世界基建有限公司
(於開曼群島註冊成立之有限公司)

地址: 香港皇后大道中十八號
新世界大廈第二期九樓
電話: (852) 2131 3823
傳真: (852) 2130 0668
網址: http://www.nw-infra.com.hk

本公司董事謹此公佈本公司及其附屬公司(「本集團」)截至二零零一年十二月三十一日止六個月之未經審核中期業績如下:

綜合損益表

截至二零零一年十二月三十一日止六個月

	附註	未經審核 截至二零零一年 十二月三十一日 止六個月 千港元	未經審核 截至二零零零年 十二月三十一日 止六個月 千港元
營業額	2	**401,189**	517,164
其他經營收入	3	**123,043**	60,179
經營成本	4	**(419,335)**	(285,697)
扣除融資前經營溢利	2	**104,897**	291,646
融資成本	5	**(420,793)**	(376,137)
分佔聯營公司業績		**110,931**	238,988
分佔共同控制實體業績		**352,840**	331,666
除税前溢利		**147,875**	486,163
税項	6	**(55,508)**	(95,129)
除税後溢利		**92,367**	391,034
少數股東權益		**7,743**	(29,433)
可供分派溢利		**100,110**	361,601
每股盈利	8		
基本		**0.08港元**	0.39港元
攤薄		**不適用**	0.38港元

綜合資產負債表

於二零零一年十二月三十一日

	附註	未經審核 二零零一年 十二月三十一日 千港元	經審核 二零零一年 六月三十日 千港元
資產			
流動資產			
存貨		**1,098,608**	500,247
應收賬項、按金及預付款項	9	**1,124,535**	1,260,818
一少數股東所欠款項		**205,389**	185,727
已抵押存款		**571,310**	—
銀行結存及現金		**2,073,261**	4,946,891
總流動資產		**5,073,103**	6,893,683
非流動資產			
遞延開支		**65,571**	81,425
聯營公司		**2,357,314**	1,995,600
共同控制實體		**10,710,192**	9,059,195
應收貸款		**381,114**	381,114
其他投資		**963,340**	1,874,354
固定資產		**8,340,531**	8,573,996
總資產		**27,891,165**	28,859,367

	附註	未經審核 二零零一年 十二月三十一日 千港元	經審核 二零零一年 六月三十日 千港元
負債及股東權益			
負債			
流動負債			
應付賬項及應計費用	10	**1,228,798**	1,281,591
欠少數股東款項		**120,204**	233,260
短期銀行貸款			
無抵押		**60,481**	82,680
有抵押		**510,283**	—
銀行及其他借貸之流動部分	11	**1,581,603**	5,907,768
稅項		**1,934**	5,704
總流動負債		**3,503,303**	7,511,003
長期負債			
銀行及其他借貸	11	**9,715,041**	6,928,171
贖回可換股債券之溢價準備		**250,025**	161,041
遞延利息收入		**199,778**	168,968
總負債		**13,668,147**	14,769,183
股東權益			
資本及儲備			
股本	12	**855,331**	855,325
儲備	13	**10,203,742**	10,148,773
		11,059,073	11,004,098
強制性可換股債券		**1,162,185**	1,162,185
		12,221,258	12,166,283
少數股東權益		**2,001,760**	1,923,901
總股東權益及負債		**27,891,165**	28,859,367

簡明綜合現金流量表

截至二零零一年十二月三十一日止六個月

	未經審核 截至二零零一年 十二月三十一日 止六個月 ***千港元***	未經審核 截至二零零零年 十二月三十一日 止六個月 *千港元*
經營業務現金(流出)／流入淨額	**(423,554)**	59,603
投資回報及融資費用現金流入淨額	**83,981**	116,396
已付總稅項	**(10,232)**	(7,640)
投資業務現金流出淨額	**(1,421,285)**	(1,374,155)
融資現金(流出)／流入淨額	**(1,039,893)**	837,316
現金及現金等值項目減少	**(2,810,983)**	(368,480)
於七月一日之現金及現金等值項目	**4,815,552**	1,863,776
於十二月三十一日之現金及現金等值項目	**2,004,569**	1,495,296
現金及現金等值項目之分析		
銀行結存及現金	**2,004,569**	1,495,296

綜合已確認損益報表

截至二零零一年十二月三十一日止六個月

	附註	未經審核 截至二零零一年 十二月三十一日 止六個月 千港元	未經審核 截至二零零零年 十二月三十一日 止六個月 千港元
非買賣投資重估盈餘／(虧絀)淨額	13	**18,485**	(1,538,234)
強制性可換股債券利息	13	**(29,492)**	(29,492)
未於綜合損益表確認之虧損淨額		**(11,007)**	(1,567,726)
可供分派溢利		**100,110**	361,601
已確認收益／(虧損)總額		**89,103**	(1,206,125)
於出售共同控制實體時解除儲備 附屬公司	13	**(33,555)**	—
於綜合賬目剔除一間附屬公司業績時解除儲備	13	**(690)**	—
		54,858	(1,206,125)

簡明中期賬目附註

1 主要會計政策

該等未經審核簡明中期賬目(「中期賬目」)乃根據香港聯合交易所有限公司證券上市規則附錄16之規定及香港會計實務準則(「會計實務準則」)第25號「中期財務報告」編製。

編製本中期賬目所採用之會計政策及計算方法與截至二零零一年六月三十日止年度之年度財務報表所採用者一致,惟本集團已於採納以下新訂及經修訂會計實務準則後更改若干會計政策,該等會計實務準則於本會計期間開始生效。

本集團主要會計政策之有關變動概述如下:

(a) 會計實務準則第9號(經修訂)「結算日後事項」-本集團不再確認於結算日後擬派或宣派之股息為負債。

(b) 會計實務準則第26號「分類報告」-本集團於簡明中期賬目附註2披露按會計實務準則第26號所界定分類披露分類收入及業績。根據本集團之內部財務申報制度,本集團已決定主要以業務分類形式呈報,另以地區分類為次要呈報形式。

(c) 會計實務準則第28號「撥備、或然負債及或然資產」-倘本集團因過往事項而產生現有法定或推定承擔,並可能導致資源流出以抵銷承擔,則於能夠可靠估計數額時確認撥備。倘本集團預期承擔可獲退回,則僅於可實際確定退款時,方予確認為獨立資產。

(d) 會計實務準則第30號「企業合併」-於二零零一年七月一日前,商譽於產生之年度計入儲備。本集團已採納會計實務準則第30號之過渡條文,並無追溯應用,將該等商譽撥充資本及攤銷。於二零零一年七月一日或之後產生之商譽撥充資本及按其可使用年期攤銷。任何商譽減值計入損益表。

(e) 會計實務準則第31號「資產減值」-於結算日,將按內部及外界資料來源作出評估,確定有無資產減值跡像。倘任何跡象顯示資產出現減值,則評定資產之可收回款額及(倘有關)於損益表內確認耗蝕虧損。

2 營業額

營業額指來自經營收費道路及橋樑之收入、貨物及貨櫃裝卸及倉儲之收入、利息收入及合營企業之投資收入減去營業稅及預扣稅(倘適用)。

2 **營業額**(*續*)

本集團於本期間之營業額及扣除融資前經營溢利貢獻按主要業務及市場的分析如下:

	營業額 截至十二月三十一日止六個月		扣除融資前經營溢利 截至十二月三十一日止六個月	
	二零零一年 千港元	二零零零年 千港元	**二零零一年 千港元**	二零零零年 千港元
主要業務:				
貨物裝卸	**75,013**	66,004	**28,221**	(33,530)
道路	**200,273**	199,865	**106,318**	117,225
橋樑	**67,186**	148,050	**32,813**	94,398
能源及食水處理	**29,415**	71,174	**28,649**	71,373
電訊、媒體及科技	**198**	216	**(54,600)**	52,763
其他	**–**	–	**–**	1,772
	372,085	485,309	**141,401**	304,001
其他利息收入	**29,104**	31,855	**29,104**	31,855
未分配公司開支	**–**	–	**(65,608)**	(44,210)
	401,189	517,164	**104,897**	291,646
主要市場:				
中國大陸				
廣東	**176,170**	306,399	**118,976**	245,235
武漢	**52,166**	67,295	**15,178**	17,543
廣西	**46,584**	38,575	**22,079**	20,186
江蘇	**29,202**	28,244	**(4,064)**	(16,809)
福建	**44,566**	34,876	**(68,167)**	215
山西	**20,089**	5,277	**9,766**	1,748
四川	**–**	–	**78**	17
天津	**–**	–	**(2,480)**	19
香港	**3,110**	4,427	**102,963**	(16,572)
海外	**198**	216	**(52,928)**	52,419
	372,085	485,309	**141,401**	304,001
其他利息收入	**29,104**	31,855	**29,104**	31,855
未分配公司開支	**–**	–	**(65,608)**	(44,210)
	401,189	517,164	**104,897**	291,646

本集團按業務分類之收入及業績乃源自以上分析所披露的本集團主要業務。

3 其他經營收入

	截至二零零一年十二月三十一日止六個月 千港元	截至二零零零年十二月三十一日止六個月 千港元
購回可換股債券之溢利（*附註11(a)*）	–	1,772
出售於香港境外上市之非買賣證券之收益	–	52,852
出售共同控制實體之收益（*附註*）	**113,676**	–
於綜合賬目剔除一家附屬公司之業績產生之盈餘（*附註13*）	**4,905**	–
來自上市非買賣證券的股息	–	500
其他	**4,462**	5,055
	123,043	60,179

附註： 二零零一年十月十一日，本集團就出售本集團共同控制實體亞洲貨櫃碼頭有限公司（「ACT」）實際權益9.75%與一間聯營公司訂立一項認購協議（「認購協議」）。出售ACT部分權益產生收益113,010,000港元，已計入損益表內之其他經營收入。出售後，於ACT之實際權益減少至17.5%。

4 經營成本

	截至二零零一年十二月三十一日止六個月 千港元	截至二零零零年十二月三十一日止六個月 千港元
其他投資之耗蝕虧損（*附註13*）	**52,139**	3,927
固定資產之耗蝕虧損	**77,500**	–
折舊	**110,004**	103,828
就收費、維修及管理服務而支付之管理費	**28,487**	29,289
核數師酬金	**3,066**	2,795
租賃物業租金	**10,587**	10,718
出售固定資產之虧損	**4,938**	433
於一間合作合營企業之投資成本值攤銷	**767**	767
員工成本	**76,076**	65,852
退休福利成本	**4,082**	3,182
支付擬購合營企業款項之撥備	**2,340**	–
其他經營成本	**49,349**	64,906
	419,335	285,697

5 融資成本

	截至二零零一年十二月三十一日止六個月 千港元	截至二零零零年十二月三十一日止六個月 千港元
可換股債券利息	**8,664**	30,754
銀行及其他借貸利息		
須於五年內全數償還	**293,503**	321,768
不須於五年內全數償還	**29,782**	23,143
遞延開支攤銷	**16,009**	16,518
贖回可換股債券之溢價撥備	**97,350**	22,269
	445,308	414,452
資本化為在建工程之數額	**(24,515)**	(28,035)
資本化為投資－共同控制實體之數額	**–**	(10,280)
	420,793	376,137

6 稅項

	截至二零零一年十二月三十一日止六個月 千港元	截至二零零零年十二月三十一日止六個月 千港元
本公司及附屬公司		
中國所得稅	**6,461**	5,921
聯營公司		
香港利得稅	**21,166**	23,095
中國所得稅	**–**	33,400
	21,166	56,495
共同控制實體		
香港利得稅	**12,077**	11,592
澳門所得稅	**11,370**	13,798
中國所得稅	**4,434**	7,323
	27,881	32,713
	55,508	95,129

6 税項 *(續)*

香港利得税乃按照應課香港利得税收入以税率16%(截至二零零零年十二月三十一日止六個月:16%)計算作出撥備,而中國及澳門所得税乃按照期內之估計應課税溢利以該等地區現行税率計算作出撥備。

由於税務上計算之溢利與賬目所示之溢利並無出現重大時差,故並無作出遞延税項撥備。

7 中期股息

董事會不建議派發截至二零零一年十二月三十一日止六個月之中期股息(截至二零零零年十二月三十一日止六個月:無)。

8 每股盈利

每股盈利乃按期內就強制性可換股債券之利息29,492,000港元(截至二零零零年十二月三十一日止六個月:29,492,000港元)調整後之股東應佔溢利70,618,000港元(截至二零零零年十二月三十一日止六個月:332,109,000港元)及期內已發行股份之加權平均數855,330,742股(截至二零零零年十二月三十一日止六個月:858,145,287股)計算。

由於本公司於期末並無潛在攤薄股份,故無呈列本期之每股攤薄盈利。截至二零零零年十二月三十一日止六個月之每股攤薄盈利乃根據經調整溢利361,601,000港元計算,假設按加權平均數計算之該等攤薄性可換股債券已予以轉換及因而省卻融資費用計算,而已發行及可予發行股份之加權平均數為954,994,037股。

9 應收賬項、按金及預付款項

(a) 應收賬項、按金及預付款項包括應收貿易賬項,其賬齡分析如下:

	未經審核 二零零一年 十二月三十一日 *千港元*	經審核 二零零一年 六月三十日 *千港元*
90日以內	**17,205**	28,888
91至180日	**716**	8,311
180日以上	**199**	9,775
	18,120	46,974

本集團授予其客戶平均30至90日的信貸期。

(b) 結存亦包括向一間聯營公司購買存貨而支付之貿易按金約728,000,000港元(截至二零零一年六月三十日止年度:698,000,000港元)。

10 應付賬項及應計費用

由於期／年末之應付貿易賬項的未償付數額並不重大，故並無列示其賬齡分析。

11 銀行及其他借貸

	未經審核 二零零一年 十二月三十一日 千港元	經審核 二零零一年 六月三十日 千港元
二零零一年到期之5厘可換股債券 *(附註a)*	–	931,593
二零零三年到期之1厘可換股債券 *(附註b)*	**1,350,539**	1,381,739
二零零四年到期之10厘固定利率票據	**200,000**	200,000
二零零三年到期之浮動利率票據	**351,000**	351,000
銀行貸款，無抵押 *(附註c)*	**7,048,650**	7,713,222
銀行貸款，有抵押 *(附註c)*	**975,420**	869,626
附屬公司少數股東所給予之貸款		
附息	**1,001,500**	1,000,646
不附息	**369,535**	388,113
	11,296,644	12,835,939
包括在流動負債之流動部分	**(1,581,603)**	(5,907,768)
	9,715,041	6,928,171

(a) 於期內，本金額為15,000美元的債券獲兌換為5,917股每股面值1港元之本公司股份，其餘債券已由本公司於二零零一年七月十五日按面值贖回。

於截至二零零零年十二月三十一日止六個月期內，本公司以總代價72,445,000港元購回本金總額為9,515,000美元之債券，此等債券已於當時註銷。購回此等債券產生之盈餘為1,772,000港元，已列入損益表內作為其他經營收入處理。

(b) 於期內，本公司以總代價39,567,000港元（截至二零零零年十二月三十一日止六個月：無）購回本金總額為4,000,000美元（截至二零零零年十二月三十一日止六個月：無）之債券，此等債券已於當時註銷。贖回債券之溢價撥備8,367,000港元已用作抵銷產生自購回債券之虧損。

11 銀行及其他借貸（續）

(c) 長期銀行貸款之償還期如下：

	未經審核 二零零一年 十二月三十一日 千港元	經審核 二零零一年 六月三十日 千港元
一年內	**1,581,603**	4,976,175
一至兩年間	**533,060**	96,260
兩至五年間	**5,597,342**	3,304,142
五年後	**312,065**	206,271
	8,024,070	8,582,848

12 股本

	未經審核 二零零一年 十二月三十一日 千港元	經審核 二零零一年 六月三十日 千港元
法定股本：		
2,000,000,000股每股面值1港元之股份	**2,000,000**	2,000,000
已發行及繳足股本：		
855,331,257股（於二零零一年六月三十日：855,325,340股）每股面值1港元之股份	**855,331**	855,325

於期內，按兑換價每股19.61港元兑換面值15,000美元二零零一年到期的5厘可換股債券發行5,917股股份（截至二零零一年六月三十日止年度：無）。於截至二零零一年十二月三十一日止六個月內概無購回任何股份（截至二零零一年六月三十日止年度：本公司購回及註銷6,589,600股股份）。

12 **股本**(*續*)

根據於一九九七年十月三日採納之購股權計劃,本公司可向本公司或其任何附屬公司之董事及僱員授出可認購本公司股份之購股權。購股權數目於期內之變動及於二零零一年十二月三十一日尚未行使之餘額如下:

每股行使價 港元	於二零零一年七月一日	於期內失效	於二零零一年十二月三十一日
10.20 (1)	2,282,000	—	2,282,000
10.20 (2)	360,000	(120,000)	240,000
12.00 (3)	10,423,000	(32,000)	10,391,000
12.00 (4)	1,440,000	(480,000)	960,000
	14,505,000	(632,000)	13,873,000

(1) 可由一九九九年七月一日至二零零四年六月一日期間行使。

(2) 可由二零零零年七月一日至二零零五年六月一日期間行使。

(3) 可分別由一九九九年七月一日至二零零四年六月一日、由二零零零年七月一日至二零零四年六月一日、由二零零一年七月一日至二零零四年六月一日、由二零零二年七月一日至二零零四年六月一日及由二零零三年七月一日至二零零四年六月一日,分三段或五段期間行使。

(4) 可分別由二零零一年七月一日至二零零五年六月一日、由二零零二年七月一日至二零零五年六月一日及由二零零三年七月一日至二零零五年六月一日,分三段期間行使。

13 儲備

	繳入盈餘 千港元	股份溢價 千港元	資本儲備 千港元	保留溢利 千港元	投資重估儲備 千港元	合計 千港元
於二零零一年七月一日	1,258,197	4,594,600	341,886	4,166,532	(212,442)	10,148,773
可供分派溢利	–	–	–	100,110	–	100,110
強制性可換股債券之利息	–	–	–	(29,492)	–	(29,492)
轉撥往資本儲備賬	–	–	7,177	(7,177)	–	–
已發行股份之溢價	–	111	–	–	–	111
非買賣投資之重估虧損淨額	–	–	–	–	(33,654)	(33,654)
計入損益表之耗蝕虧損(*附註4*)	–	–	–	–	52,139	52,139
出售共同控制實體之權益後解除之儲備						
附屬公司	(33,555)	–	–	–	–	(33,555)
於綜合賬目剔除附屬公司之業績後之儲備撥回(*附註*)	(690)	–	–	–	–	(690)
於二零零一年十二月三十一日	1,223,952	4,594,711	349,063	4,229,973	(193,957)	10,203,742

附註: 於期內,本公司附屬公司南京惠寧碼頭有限公司(「惠寧」)與其少數股東訂立經營及管理協議。少數股東同意以自負盈虧方式承擔經營及管理惠寧的責任。因此,惠寧不被視為本集團之附屬公司,並已重新分類為其他投資。本集團因綜合賬目剔除惠寧之業績而撥回負債淨值4,905,000港元,並已計入損益表內的其他經營收入(*附註(3)*)。

14 或然負債

本集團有關擔保之或然負債乃向銀行作出約990,000,000港元(於二零零一年六月三十日:1,455,000,000港元)之擔保,該項擔保乃就本集團於一間(於二零零一年六月三十日:兩間)共同控制實體之銀團貸款融資之應佔部分而作出。根據認購協議,聯營公司同意就本集團約585,000,000港元之擔保作出反彌償保證。於二零零一年十二月三十一日,有關擔保之未償還銀團貸款融資約為155,000,000港元(於二零零一年六月三十日:284,000,000港元)。

15 承擔

(a) 於二零零一年十二月三十一日，下列資本承擔主要為建造收費道路、橋樑及港口設施及收購其他投資而作出：

	未經審核 二零零一年 十二月三十一日 *千港元*	經審核 二零零一年 六月三十日 *千港元*
已訂約但未撥備	**20,008**	32,132
已授權但未訂約	**1,654,310**	1,877,516
	1,674,318	1,909,648

(b) 本集團根據多項合營合同，承諾以資本及貸款投入方式向若干合營企業提供足夠資金，以支付有關基建項目。董事估計本集團分佔該等項目之預計資金需求約為77,000,000港元（於二零零一年六月三十日：92,000,000港元），款額相當於支付予該等合營企業之應佔資本及貸款注資額部分。

(c) 於二零零一年十二月三十一日，本集團在共同控制實體所佔之資本承擔（未包括在附註15(b)內）如下：

	未經審核 二零零一年 十二月三十一日 *千港元*	經審核 二零零一年 六月三十日 *千港元*
已訂約但未撥備	**186,000**	509,000
已授權但未訂約	**105,000**	130,000
	291,000	639,000

若干附屬公司及共同控制實體就共同興建香港九號貨櫃碼頭、有關之停泊位置互換安排及為此進行集資與第三方達成協議。於二零零一年十二月三十一日，本集團在此計劃所佔之資本承擔已於上文披露。

其中一個共同控制實體已取得銀行備用額，以為其九號貨櫃碼頭所佔發展成本提供60%資金，並已相應減少本集團的注資額。本集團已就銀行備用額提供擔保，並包括於上文附註14。

任何第三方如有違約，附屬公司及共同控制實體將需為計劃提撥額外資金。本公司已就附屬公司及共同控制實體之此等責任給予擔保。若本公司須履行此擔保下之責任，除上文所披露本集團所佔之資本承擔外，額外或然負債之最高額為1,482,000,000港元（於二零零一年六月三十日：1,482,000,000港元）。根據認購協議，聯營公司同意就該等擔保約876,000,000港元向本公司作出反彌償保證。

15 承擔（續）

(d) 若干中國附屬公司與中方合夥人或其監管機構訂立多項有關提供收費服務、保養及管理服務之合同，而此等附屬公司已同意按扣除營業税後每年收費收入之14%至16%（截至二零零一年六月三十日止年度：14%至16%）不等之固定百分比支付管理費。

(e) 於二零零一年十二月三十一日，本集團經營租賃承擔之未來最低租賃款項總額如下：

	未經審核 二零零一年 十二月三十一日 千港元	經審核 二零零一年 六月三十日 千港元
土地及樓宇		
於第一年內	**7,978**	15,511
於第二至第五年內	**7,761**	41,066
於第五年後	**–**	108,528
	15,739	165,105

(f) 於二零零一年十二月三十一日，本集團用以對沖長期借貸之未償還外滙期貨合約為650,000,000美元（於二零零一年六月三十日：650,000,000美元）。

16 有關人士交易

以下為於期內本集團於進行日常業務時所達成之重大有關連人士交易概要：

	截至二零零一年 十二月三十一日 止六個月 千港元	截至二零零零年 十二月三十一日 止六個月 千港元
來自共同控制實體之利息收入（未減預扣税）（*附註a*）	**(47,398)**	(104,673)
來自一間共同控制實體之管理費收入（*附註b*）	**(4,462)**	(2,716)
向一間聯營公司購貨（*附註c*）	**598,361**	–
租賃物業予一間同系附屬公司之租金（*附註d*）	**3,947**	4,692

16 **有關人士交易**（*續*）

附註：

(a) 來自共同控制實體之利息收入指給予共同控制實體之貸款融資之利息收入。此等貸款並無抵押，利息為香港最優惠利率（截至二零零零年十二月三十一日止六個月：香港最優惠利率）或介乎10厘至15厘之固定年息（截至二零零零年十二月三十一日止六個月：年息10厘至15厘），同時須按有關合營協議指定之條款償還。

(b) 來自共同控制實體之管理費收入指本公司向一家共同控制實體提供管理及行政服務所收取之管理費收入。管理費乃按管理及行政服務協議指定之固定年費支付。

(c) 向聯營公司購貨乃指購自聯營公司按第三方供應商原成本向本集團售出存貨之款額。於二零零一年十二月三十一日，本集團亦就購入存貨向聯營公司支付約728,000,000港元（於二零零一年六月三十日：698,000,000港元）之貿易按金（*附註9(b)*）。

(d) 租金乃按租約指定之固定月費支付。

管理階層論述與分析

業務回顧

於截至二零零一年十二月三十一日止六個月期間，新世界基建有限公司（「新世界基建」）繼續整固其未如理想之項目，並繼續籌備將其科技項目商業化。於中期期間，新世界基建錄得應佔經營溢利4.631億港元及純利1.001億港元，較二零零零年相應六個月期間之應佔經營溢利及純利分別為6.377億港元及3.616億港元均有所下降。

就二零零三年到期之1%可換股債券（「1%可換股債券」）之贖回溢價而於期內所作出之撥備大幅上升，加上應佔經營溢利下跌，乃為純利下降之主要因素。根據1%可換股債券之股份贖回選擇權，須作出之贖回溢價撥備金額或因新世界基建之股價而變動。因此，贖回溢價撥備較上一中期期間增加7,500萬港元。應佔經營溢利下降，主要由於道路及橋樑業務以及能源業務應佔經營溢利下降所影響。

期內，貨物裝卸業務有頗多變動。本集團已出售於亞洲貨櫃碼頭有限公司（第九號貨櫃碼頭之發展商）之9.75%的實際權益，並錄得資本收益1.355億港元。位於廈門之若干港口設施之耗蝕虧損，加上若干投資減值，導致期內之非經常性收益總額由上一中期期間之5,160萬港元下降至本期間之2,680萬港元。

貨物裝卸業務

於中期期間，貨物裝卸業務之應佔經營溢利由1.413億港元上升13%至1.599億港元，主要由於本集團中國港口組合之業績改善所致。

「九一一」事件及該事件對全球經濟之負面影響導致整體貨物裝卸業務大幅放緩。儘管經營環境嚴峻，廈門象嶼集裝箱碼頭及天津東方海陸集裝箱碼頭之貨物吞吐量較去年同期分別增加56%及19%。該兩個中國港口項目之應佔經營溢利合共增加640萬港元。

在香港，葵涌三號貨櫃碼頭之貨物吞吐量下降30%。由於大部份減少之貨物吞吐量，皆為先前轉發予其他貨櫃碼頭及邊際利潤較低之貨物吐吞量，故此應佔經營溢利之跌幅溫和。然而經常性開支下跌亦抵銷應佔經營溢利之部份跌幅。綜合而言，應佔經營溢利由二零零一年財政年度上半年之6,720萬港元下跌2%至6,620萬港元。

亞洲貨櫃物流中心之平均租用率下跌2%，但仍維持於91%之理想水平。

道路業務

道路業務於期內之應佔經營溢利為1.217億港元，較二零零一年財政年度中期之1.526億港元下跌20%。

道路業務內大部份項目之交通流量持續平穩。高速公路項目（包括京珠高速公路（廣珠段）、深圳惠州高速公路、唐津高速公路及武漢機場路）錄得介乎8%至26%不等之健康增長。在總共34個道路項目中，僅有五個項目之交通流量出現顯著下降，該五個項目除了廣州市北環高速公路（「北環公路」）外，其餘均屬小型項目。北環公路之每日平均交通流量受到廣園東路之分流作用影響。北環公路之交通流量由每日139,500架次下降13%至121,800架次。由於交通分流，北環公路之應佔經營溢利下降2,410萬港元，而此主要因素對整個業務之業績均構成影響。

全新路段1906線公路（清遠段）已於期內開始運作。

橋樑業務

於二零零一年一月撤回廣州新三橋導致橋樑業務之應佔經營溢利由6,040萬港元下降至1,410萬港元。是項業務餘下之四個項目中，其中三個（包括武漢橋樑）之交通流量均有所改善，使應佔經營溢利上升10.4%至1,260萬港元。只有永和大橋之交通流量由於二零零一年一月唐津公路第二段通車而下降。

能源及食水處理業務

能源及食水處理業務之應佔經營溢利由二零零一年財政年度中期之2.895億港元下跌34%至1.921億港元。此項跌幅之大部份乃源自於二零零一年二月出售北京大唐發電股份有限公司，該公司於二零零一年財政年度上半年對應佔經營溢利貢獻達6,460萬港元。

經營方面，珠江電廠一期及二期繼續有優異表現。珠江電廠一期之應佔經營溢利由於獲得溢利保證而維持平穩，而此可自該項目之實際業績中反映。珠江電廠二期所售出電力及使用費收入則分別上升5%及2.5%，使應佔經營溢利進一步增加1,760萬港元。

與先前六個月期間（即給予順德市電力集團公司之五年廠房租約屆滿後合營企業重掌發電廠經營權後之首個申報期間）相比，順德德勝電廠之經營業績有持續改善跡象。反映營運模式之改變，該項目業績由過往採納之固定回報基準計算轉為以權益會計法計算，應佔經營溢利因而下降4,890萬港元。

中法控股（香港）有限公司（「中法」）繼續為能源及食水處理業務提供可靠之應佔經營溢利。於中法之投資組合中，澳門發電廠之發電量增加2.7%，因而使溢利增加8%，而澳門自來水有限公司則錄得較低溢利，主要原因包括新啟用之設施之折舊費用及澳門地產市場疲弱。連同另外十二間食水處理廠之業績（其中一間於期內開始運作），中法之應佔經營溢利與去年同期相比維持不變。

電訊、媒體及科技業務

於本期間，新世界基建投入大量資源於電訊、媒體及科技業務方面，投資增幅超過10億港元。作出此等投資之目的為確保能夠利用本集團之科技投資組合，以在能源，科技及媒體方面佔先機。本集團將繼續在現有項目的基礎上發展及確立新業務機會，以產生應佔經營溢利。加強電訊、媒體及科技業務的投資組合，使本集團處於有利位置，以自中國近期加入世貿後之市場開放，以及大中華地區市場的迅速增長中獲益。在持續發展其現有業務之基礎上，新世界基建正開拓中國電訊業內之商機。

於經營方面，GWcom Inc.（專門從事數據通訊網絡，並且為一間流動裝置內容及應用程式供應商）與中國聯通就採用其全國雙向無線數據通訊技術的商討有所進展。負責開發LAS-CDMA技術之Linkair Communications Inc.已於上海完成LAS-CDMA之實地測試，而其先進技術已獲得信息產業部認可。從事開發在現有單向有線基建中運行的互動數碼電視端對端解決方案的派威科技，於北京成功示範單向互動數碼電視技術後，正為二零零二年五月於福建網絡作實地測試展開籌備工作。

展望

於未來期間，將繼續進行業務整固及重組新世界基建的投資組合。基建業務之業績預期將站穩於現時水平，而個別業務之業績將有輕微改善。電訊、媒體及科技業務將繼續成長，有關公司正致力將其業務商業化並開始帶來穩定收入來源。上述兩項業務均應可從全球經濟改善中受惠，香港及中國經濟亦可望於短期內有更佳表現。

貨物裝卸業務直接受到全球經濟放緩及貿易流量降低所影響。當美國及全球經濟出現任何轉機均會有利於整體業務。此外，中國加入世貿應可改善香港及中國港口之狀況。在此兩項因素結合下，未來期間的展望將更為樂觀。

道路業務之應佔經營溢利縱使未能改善，亦應可維持於穩定水平。雖然路費收入重整及新道路引致的交通分流將繼續對北環公路之應佔經營溢利構成影響，惟有關情況應會穩定於現時水平。儘管如此，廣園東路之分流影響預期將於二零零一年十二月當廣園東路向非廣東登記車輛（先前毋須繳付廣園東路之路費）收取路費後有所舒緩。與此同時，隨著新世界基建之道路網絡擴展、各公路間形成連繫以及經濟增長刺激交通流量，整體業務應會由於應佔經營溢利改善而受惠。

儘管橋樑業務之規模已大幅縮減，但預期在未來期間，大部份餘下項目之交通流量均可維持不變或有所增加。

在現時之經濟環境下，預期能源及食水處理業務之應佔經營溢利將會維持穩定或有輕微改善。能源業務之產出量增長一向依靠經濟增長，而倘若經濟出現預期之新一輪增長，應可提升應佔經營溢利。此外，預期食水處理業務將維持其業務於現有運作水平。

電訊、媒體及科技業務將為本公司增長提供推動力。所有聯屬公司應可由於業務好轉而受惠。在持續發展現有業務之基礎上，新世界基建計劃於未來期間開拓中國電訊業呈現的新機會。

基本上，美國及全球經濟已開始好轉，而預期大中華地區之電訊、媒體及科技業務亦將緊隨此擴展步伐。整體而言，全球經濟於二零零一年放緩並未對中國之內部擴張構成重大影響。中國大陸各行各業繼續對現有新科技有強勁需求。由於電訊、媒體及科技業務建基於一個能滿足現時中國市場需求而設計之商業應用程式方面，預期於未來財政年度該各項相關業務將對應佔經營溢利帶來重大貢獻。

流動資金及財政資源

於二零零一年十二月三十一日，本集團之現金及銀行結存總額達26.4億港元，而於二零零一年財政年度結算日則為49.5億港元，原因乃部份現金已用作償還新世界基建之債項所致。債務總額（借款總額減附屬公司之少數股東貸款）由二零零一年財政年度結算日之115.3億港元下降至二零零一年十二月三十一日之105億港元。債務總額中約21%須於一年內償還，而其中21%及58%則將分別於二零零三年及於二零零四年至二零零七年償還。新世界基建已全數動用3.5億美元之銀團貸款，已作為6.5億美元銀團貸款之部份還款。本集團之債務總額與股東權益比率由二零零一年財政年度結算日之95%下降至截至二零零一年十二月三十一日之86%。

債務概況

百萬港元

貸款種類	備用額	尚欠款項		償還日期		
		固定利率	浮動利率	一年內	一年及兩年之間	以後
於二零零一年十二月三十一日						
1厘可換股債券	1,950.00	1,350.54	—	—	1,350.54	—
10厘票據	200.00	200.00	—	—	—	200.00
浮動利率票據	351.00	—	351.00	—	351.00	—
短期銀行貸款	637.00	—	60.48	60.48	—	—
短期人民幣銀行貸款	510.28	510.28	—	510.28	—	—
長期人民幣銀行貸款	975.42	975.42	—	46.95	96.26	832.21
長期銀行貸款	600.00	—	600.00	—	—	600.00
循環／定期銀團貸款	5,070.00	—	1,534.65	1,534.65	—	—
定期銀團貸款	2,184.00	—	2,184.00	—	436.80	1,747.20
定期銀團貸款	2,730.00	—	2,730.00	—	—	2,730.00
總計	15,207.70	3,036.24	7,460.13	2,152.36	2,234.60	6,109.41

債務總額出現淨下降，主要由於在二零零一年七月贖回本金額達1.194億美元之5厘可換股債券，以及償還6.5億美元銀團貸款內之8,500萬美元所致。美元債務達10.4億美元，佔於二零零一年十二月三十一日債務總額之78%，而於二零零一年財政年度結算日則為12.6億美元及佔債務總額之86%。本集團藉著以低於7.80之匯率購買6.5億美元之遠期美匯，使美元貨幣風險得以減半。

除佔債務總額14%之人民幣信貸額外，所有其他債務均屬無抵押。人民幣信貸乃以本集團於若干合營企業及一間附屬公司之權益以及存款作為抵押。

資本結構

	二零零一年十二月三十一日			二零零一年六月三十日		
	千港元	**百分比**	**平均利率**	*千港元*	**百分比**	**平均利率**
股東權益	12,221,258	50.7%	—	12,166,283	48.5%	—
5厘可換股債券	—	—	5.0%	931,593	3.7%	5.0%
1厘可換股債券	1,350,539	5.6%	4.2%	1,381,739	5.5%	4.2%
固定利率債務	2,687,203	11.2%	10.0%	2,070,273	8.3%	10.0%
浮動利率債務			5.1%			7.3%
倫敦銀行同業拆息	6,799,650	28.2%		7,546,902	30.1%	
香港銀行同業拆息	660,481	2.8%		600,000	2.4%	
無息債務	369,535	1.5%	—	388,112	1.5%	—
	24,088,666	100%		25,084,902	100%	

於二零零一年十二月三十一日，本集團之總資本達240.9億港元，而於二零零一年財政年度結算日則為250.8億港元。總資本下跌主要乃由於債務總額下降所致。股東權益與總資本比率則平穩地維持於51%，而於二零零一年財政年度結算日則為49%。

於二零零一年十二月三十一日，固定利率債務由佔總資本之18%輕微下降至17%，而浮動利率債務佔總資本之比例則由33%下降至31%。固定利率債務及浮動利率債務比例下降之原因，乃由於期內贖回5厘可換股債券，以及償還6.50億美元之銀團貸款內之8,500萬美元所致。期內浮動利率債務之加權平均利率為5.1%，而於二零零一年財政年度則為7.3%，與自二零零一年一月起之利率下調相符。

無息債務指本集團主要位於中國之若干附屬公司之少數股東所提供之無息貸款，佔總資本1.5%。

總資本 ＝ 股東權益 ＋ 債務總額 ＋ 附屬公司少數股東貸款

僱員

於二零零一年十二月三十一日，本公司共有144名僱員，而於二零零一年六月三十日則有134名。酬金政策按年檢討。本公司因應僱員之個別表現及市場慣例發給酬金、花紅及購股權。對於進修與工作相關課程之僱員，本公司將給予教育津貼。本公司亦定期提供內部培訓課程。

上市規則第19項應用指引

根據上市協議第2(1)段之一般披露責任及上市規第19項應用指引補充規定，本公司須向股東及公眾人士披露下文資料。

控權股東之特定表現

茲提述一九九七年五月二十三日簽訂之6.5億美元之銀團貸款協議（將於二零零二年到期）、二零零零年四月二十五日簽訂之2.8億美元之銀團貸款協議（將於二零零五年到期）及二零零零年六月十六日簽訂之6億港元之定期貸款協議（若放款人並無選擇於二零零三年要求還款，將於二零零五年到期）及二零零一年五月三十日簽訂之3.5億美元之銀團貸款協議（將於二零零六年到期）。按照上述協議之條款，新世界發展須控制本公司50%以上之附投票權股本或50%以上董事會之組成。於二零零一年十二月三十一日，未償付前述的貸款總額約70.5億港元（於二零零一年六月三十日：77.1億港元）。

財務資助及擔保

於二零零一年十二月三十一日，本集團已向其聯屬公司提供總額約為32.3億港元之股東貸款／墊款。除約0.662億港元的數額（按香港最優惠利率計算利息）及合共約18.7億港元的數額（年息介乎6厘至15厘）外，其他貸款一律免息。除3.956億港元及6.779億港元的數額須分別於五年及十年償還外，此等貸款並無固定還款期。所有貸款均為無抵押；並須以聯屬公司業務經營的現金盈餘淨額中的現金償還。

本公司已就本集團一家共同控制實體的銀團貸款備用額的應佔部分向銀行作出約9.90億港元的擔保。於二零零一年十二月三十一日，該項擔保的銀團貸款備用額未償還數額約為1.551億港元。

本集團已就提供2.039億港元的股東貸款／墊款予其聯屬公司作出承擔。股東貸款／墊款及擔保的總額約為本集團於二零零一年十二月三十一日綜合資產淨值的31%。

股東貸款／墊款的資金乃透過本公司的首次公開發售所籌得的股東權益或以本集團的借款或內部資源支持。

除上述者外，本集團若干附屬公司及共同控制實體就共同興建香港九號貨櫃碼頭、有關之停泊位置互換安排及為此進行集資與第三方達成協議。本公司就附屬公司及共同實體提供額外資金之承擔作出擔保。倘若本公司須履行此擔保下之責任，本公司所佔擔保債務之最高額將為51.2億港元。

聯屬公司的債務、資本承擔及或然負債

於二零零一年十二月三十一日，本集團的聯屬公司的未償還借款約為117.3億港元，包括有抵押銀行貸款28.2億港元、無抵押銀行貸款32.3億港元及其他貸款約56.8億港元。本集團的聯屬公司於二零零一年十二月三十一日之資本承擔總額及或然負債總額分別約22億港元及1.433億港元。

董事於購買股份或債券之權利

根據本公司於一九九七年十月三日採納之購股權計劃（「一九九七年購股權計劃」），下列本公司董事均擁有購股權之個人權益，以認購本公司股份，以下為已授予彼等之購股權：

	授出日期	於二零零一年七月一日所持購股權	期內失效之購股權	於二零零一年十二月三十一日所持購股權	每股行使價 *港元*	*附註*
鄭家純博士	一九九八年十二月二日	600,000	—	600,000	10.20	*(1)*
	一九九八年十二月二日	2,400,000	—	2,400,000	12.00	*(2)*
杜惠愷先生	一九九八年十二月十六日	200,000	—	200,000	10.20	*(1)*
	一九九八年十二月十六日	800,000	—	800,000	12.00	*(2)*
陳永德先生	一九九八年十一月二十六日	320,000	—	320,000	10.20	*(1)*
	一九九八年十一月二十六日	1,280,000	—	1,280,000	12.00	*(2)*

	授出日期	於二零零一年七月一日所持購股權	期內失效之購股權	於二零零一年十二月三十一日所持購股權	每股行使價 港元	附註
鄭家成先生	一九九八年十二月一日	120,000	—	120,000	10.20	*(1)*
	一九九八年十二月一日	480,000	—	480,000	12.00	*(2)*
梁志堅先生	一九九八年十二月八日	120,000	—	120,000	10.20	*(1)*
	一九九八年十二月八日	480,000	—	480,000	12.00	*(2)*
陳錦靈先生	一九九八年十二月九日	200,000	—	200,000	10.20	*(1)*
	一九九八年十二月九日	800,000	—	800,000	12.00	*(2)*
蘇鍔先生	一九九八年十一月二十六日	200,000	—	200,000	10.20	*(1)*
	一九九八年十一月二十六日	800,000	—	800,000	12.00	*(2)*
李國寶博士	一九九八年十一月二十八日	120,000	—	120,000	10.20	*(1)*
	一九九八年十一月二十八日	480,000	—	480,000	12.00	*(2)*
鄭維志先生	一九九八年十二月十一日	120,000	—	120,000	10.20	*(1)*
	一九九八年十二月十一日	480,000	—	480,000	12.00	*(2)*
顧家利先生	一九九八年十一月二十六日	120,000	—	120,000	10.20	*(1)*
	一九九八年十一月二十六日	480,000	—	480,000	12.00	*(2)*
符史聖先生	一九九九年九月二十三日	240,000	—	240,000	10.20	*(3)*
	一九九九年九月二十三日	960,000	—	960,000	12.00	*(4)*
閻焱先生(於二零零一年十月十日辭任)	一九九九年九月二十三日	120,000	120,000	—	10.20	*(3)*
	一九九九年九月二十三日	480,000	480,000	—	12.00	*(4)*

附註：

(1) 行使期由一九九九年七月一日至二零零四年六月一日。

(2) 分為三批，行使期分別由二零零零年七月一日至二零零四年六月一日、二零零一年七月一日至二零零四年六月一日及二零零二年七月一日至二零零四年六月一日。

(3) 行使期由二零零零年七月一日至二零零五年六月一日。

(4) 分為三批，行使期分別由二零零一年七月一日至二零零五年六月一日、二零零二年七月一日至二零零五年六月一日及二零零三年七月一日至二零零五年六月一日。

(5) 各董事就獲授之每份購股權所付現金代價為10港元。

一項新購股權計劃（「二零零一年購股權計劃」）經董事會於二零零一年十月十日批准，並於二零零一年十二月六日舉行之股東週年大會上獲本公司股東採納。根據二零零一年購股權計劃，董事可酌情向本集團董事及僱員授予認購本公司股份之購股權。自採納二零零一年購股權計劃以來，概無任何董事獲授予購股權。

根據附屬公司太平洋港口有限公司（「太平洋港口」）之購股權計劃，陳永德先生於一九九九年五月十一日獲授予購股權，可以每股0.0693港元之行使價認購10,000,000股太平洋港口股份。購股權分為四批，行使期分別由一九九九年十一月五日、二零零一年五月五日、二零零二年五月五日及二零零三年五月五日至二零零四年十一月四日。於二零零一年十二月三十一日，陳永德先生獲授之所有購股權尚未獲行使。

此外，根據同系附屬公司新世界中國地產有限公司（「新世界中國地產」）之購股權計劃，新世界中國地產或其附屬公司之董事及僱員可獲授予認購新世界中國地產股份之購股權。下列兼任新世界中國地產董事之本公司董事均擁有購股權之個人權益，以認購新世界中國地產股份，有關授予彼等購股權之詳情如下：

			購股權數目（行使價為每股1.955港元）		
	授出日期	行使期 *（附註1）*	於二零零一年 七月一日 所持	期內獲行使	於二零零一年 十二月三十一日 所持
鄭家純博士	二零零一年二月七日	二零零一年三月八日至二零零六年三月七日	5,000,000	–	5,000,000
杜惠愷先生	二零零一年二月八日	二零零一年三月九日至二零零六年三月八日	3,500,000	700,000 *（附註2）*	2,800,000

	授出日期	行使期 *(附註1)*	購股權數目（行使價為每股1.955港元） 於二零零一年 七月一日 所持	期內獲行使	於二零零一年 十二月三十一日 所持
陳永德先生	二零零一年二月十二日	二零零一年三月十三日至二零零六年三月十二日	500,000	–	500,000
鄭家成先生	二零零一年二月九日	二零零一年三月十日至二零零六年三月九日	2,500,000	–	2,500,000
梁志堅先生	二零零一年二月七日	二零零一年三月八日至二零零六年三月七日	500,000	–	500,000
陳錦靈先生	二零零一年二月九日	二零零一年三月十日至二零零六年三月九日	500,000	100,000 *(附註3)*	400,000
蘇鍔先生	二零零一年二月九日	二零零一年三月十日至二零零六年三月九日	500,000	–	500,000

附註：

(1) 購股權可於購股權獲接納並授出後一個月期屆滿起計五年內行使，惟於任何一年行使之購股權數目最多為已授出購股權總數之20%，連同往年未行使之購股權。

(2) 行使期為二零零一年七月二十七日。

(3) 行使期為二零零一年十月二十六日。

(4) 各董事就獲授之每份購股權所付現金代價為10港元。

除上述所披露者外，於期內任何時間，本公司或其控股公司或其任何附屬公司或同系附屬公司並無訂立任何安排，致使董事、行政總裁或任何彼等之配偶或十八歲以下子女可透過購買本公司或任何其他法人團體之股份或債券而獲益。

購股權計劃

除上文「董事於購買股份或債券之權利」一節所披露本公司董事獲授之購股權外，本公司亦根據一九九七年購股權計劃向本集團僱員（「僱員」）授予購股權。期內僱員獲授之購股權數目變動及於二零零一年十二月三十一日尚未行使之餘額如下：

授出日期	於二零零一年七月一日所持購股權	期內失效之購股權	於二零零一年十二月三十一日所持購股權	每股行使價	*附註*
				港元	
一九九八年十一月十八日至一九九八年十二月十六日	162,000	—	162,000	10.20	*(1)*
一九九八年十一月十八日至一九九八年十二月十六日	1,943,000	32,000	1,911,000	12.00	*(2)*

附註：

(1) 行使期由一九九九年七月一日至二零零四年六月一日。

(2) 分為三或五批，行使期分別由一九九九年七月一日至二零零四年六月一日、二零零零年七月一日至二零零四年六月一日、二零零一年七月一日至二零零四年六月一日、二零零二年七月一日至二零零四年六月一日及二零零三年七月一日至二零零四年六月一日。

概無任何僱員根據二零零一年購股權計劃獲授購股權。

此外，根據太平洋港口之購股權計劃，本公司一名僱員於一九九九年五月十一日獲授予購股權，可以每股0.0693港元之行使價認購3,000,000股太平洋港口股份。購股權分為四批，行使期分別由一九九九年十一月五日、二零零一年五月五日、二零零二年五月五日及二零零三年五月五日至二零零四年十一月四日。於二零零一年十二月三十一日，上述僱員獲授之所有購股權尚未獲行使。

董事於證券之權益

於二零零一年十二月三十一日，董事及其聯繫人士於本公司或其任何相聯法團（定義見證券（披露權益）條例（「披露權益條例」））中擁有之證券權益如下：

	個人權益	家屬權益	法團權益 *（附註）*
新世界基建有限公司（普通股每股面值1.00港元）			
鄭家純博士	–	1,000,000	–
陳永德先生	700,000	–	–
陳錦靈先生	6,800	–	–
新世界發展有限公司（普通股每股面值1.00港元）			
梁志堅先生	23,253	–	–
陳錦靈先生	90,470	–	–
精基貿易有限公司（無投票權遞延股每股面值1.00港元）			
鄭家成先生	–	–	380,000
梁志堅先生	160,000	–	–
陳錦靈先生	–	–	80,000
協興建築有限公司（無投票權遞延股面值100.00港元）			
陳錦靈先生	15,000	–	–
HH Holdings Corporation（普通股每股面值1.00港元）			
陳錦靈先生	15,000	–	–
國際屋宇管理有限公司（無投票權遞延股每股面值10.00港元）			
陳錦靈先生	1,350	–	–

	個人權益	家屬權益	法團權益(附註)
Master Services Limited(普通股每股面值0.01美元)			
梁志堅先生	16,335	–	–
陳錦靈先生	16,335	–	–
松電有限公司(無投票權遞延股每股面值1.00港元)			
梁志堅先生	44,000	–	–
陳錦靈先生	–	–	44,000
新世界中國地產有限公司(普通股每股面值0.10港元)			
杜惠愷先生	700,000	–	–
陳錦靈先生	100,000	–	–
新世界創建有限公司(普通股每股面值0.10港元)			
鄭家成先生	–	–	3,382,788
梁志堅先生	4,214,347	–	250,745
陳錦靈先生	–	–	10,602,565
Progreso Investment Limited(無投票權遞延股每股面值1.00港元)			
梁志堅先生	–	–	119,000
大業建築工程有限公司(無投票權遞延股每股面值1,000.00港元)			
陳錦靈先生	250	–	–
富城物業管理有限公司(無投票權遞延股每股面值1.00港元)			
鄭家成先生	–	–	750
梁志堅先生	750	–	–
YE Holdings Corporation(普通股每股面值1.00港元)			
梁志堅先生	37,500	–	–

附註: 此等股份由一間公司實益擁有,根據披露權益條例,有關董事被視作有權於該公司之股東大會上行使或控制行使其三分之一或以上之投票權。

除上文披露者外，於二零零一年十二月三十一日，各董事、行政總裁或任何彼等之聯繫人士概無實益或非實益擁有本公司或其任何相聯法團（定義見披露權益條例）證券之權益。

主要股東於證券之權益

於二零零一年十二月三十一日，根據披露權益條例第16(1)條存置之主要股東名冊所示，下列人士擁有本公司已發行股本10%或以上之權益：

名稱	所持股份數目
周大福企業有限公司	519,919,085 *（附註1）*
新世界發展有限公司（「新世界發展」）	519,919,085 *（附註2）*
Sea Walker Limited（「SWL」）	516,561,485 *（附註3）*
Mombasa Limited	516,561,485

附註：

(1) 周大福企業有限公司及其附屬公司擁有新世界發展超過三分之一已發行股份，因此被視為於新世界發展被視作擁有之股份中擁有權益。

(2) 該權益指被視作由SWL持有之516,561,485股股份及由Financial Concepts Investment Limited（「FCIL」）直接持有之3,357,600股股份。SWL為新世界發展之全資附屬公司，而FCIL則為新世界發展間接擁有51.3%權益之附屬公司，新世界發展被視作擁有由SWL及FCIL所持股份之權益。

(3) Mombasa Limitied乃SWL之全資附屬公司，故其於本公司之權益被視作由SWL持有。

除上文披露者外，於二零零一年十二月三十一日，根據披露權益條例第16(1)條須存置之登記冊上並無記錄其他權益。

購買、出售或贖回本公司上市證券

於期內，面值15,000美元於二零零一年到期之五厘可換股債券已轉換為本公司5,917股每股面值1港元之股份，而餘額119,420,000美元則由本公司於二零零一年七月十五日按面值贖回。本公司並分別以介乎125.75至130.00間之價格，購回總面值4,000,000美元於二零零三年到期之一厘可換股債券（該等債券乃於盧森堡證券交易所上市）。

除上述者外，本公司或其任何附屬公司於截至二零零一年十二月三十一日止六個月內概無購回、出售或贖回本公司任何上市證券。

最佳應用守則

於截至二零零一年十二月三十一日止六個月內，本公司已遵守香港聯合交易所有限公司證券上市規則附錄十四所載之最佳應用守則，惟非執行董事並無指定任期，彼等須按本公司之公司組織章程細則第116條之規定，於股東週年大會上輪值退任。

審核委員會

審核委員會已與管理層審閱本集團所採納之會計準則及慣例，並商討審計、內部監控及財務申報事項，包括審閱截至二零零一年十二月三十一日止六個月之未經審核中期賬目。

董事總經理
陳永德

香港，二零零二年三月二十二日